SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTELLIGROUP, INC.
(Name of Subject Company)

INTELLIGROUP, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45816A106
(CUSIP Number of Class of Securities)

Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Robert F. Kennedy, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Steven M. Skolnick, Esq. Meredith Prithviraj, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the Company’s principal executive offices is 5 Independence Way, Suite 220, Princeton, New Jersey 08540, and the telephone number of the Company’s principal executive offices is (646) 810-7400.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the common stock, $.01 par value per share, of the Company (the “Company Common Stock”). As of the close of business on June 18, 2010, there were 41,252,888 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

This Schedule 14D-9 is being filed by the Company. The name, business address and business telephone number of the Company are set forth in “Item 1 — Subject Company Information” above, which information is incorporated herein by reference. The Company’s website address is www.Intelligroup.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer by NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), through its indirect wholly-owned subsidiary, Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO dated June 21, 2010 (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Company Common Stock (the “Shares”) at a price of $4.65 per Share, net to the sellers in cash without interest (such amount, or any higher price per Share offered pursuant to the Offer, the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii) are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 14, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. Purchaser’s obligation to purchase the Shares validly tendered in the Offer is subject to, among other things, (i) more than a majority of the Shares outstanding on a fully-diluted basis being validly tendered into the Offer and not withdrawn; and (ii) the other conditions set forth in Annex A to the Merger Agreement.

The Merger Agreement further provides that, following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the New Jersey Business Corporation Act (the “NJBCA”), following the closing of the Offer, Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, (i) the principal executive offices of Parent are located at Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo 135-6033, Japan, and the telephone number at such principal executive offices is +81-3-5546-8202; and (ii) the principal executive offices of Purchaser are located at c/o Sills Cummis & Gross P.C. One Riverfront Plaza, Newark, NJ 07102. The telephone number of Purchaser at that office is 973-643-4970.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Conflicts of Interest

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), which is attached hereto as Annex B and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right (after acquiring a majority of the Shares (determined on a fully diluted basis) pursuant to the Offer) to designate persons to the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than at a meeting of the shareholders of the Company.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Agreements between the Company and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

In considering the recommendation of the Board, shareholders of the Company should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, which may present them with certain conflicts of interests. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Effect of the Offer and the Merger Agreement on Company Stock Options

As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of options to purchase shares of Company Common Stock (“Company Stock Options”), each Company Stock Option, or portion thereof, that is outstanding immediately prior to the Effective Time shall be canceled and shall thereafter represent only the right to receive an amount of cash, without interest, less any applicable withholding taxes, equal to the product of (1) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share of the Company Common Stock subject to such Company Stock Option (such exercise price shall not actually be paid to the Company by the holder of a Company Stock Option) and (2) the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time, regardless of the vested status of such Company Stock Option. If the exercise price of a Company Stock Option exceeds the Offer Price, such Company Stock Option shall be canceled and extinguished without consideration.

Prior to the Effective Time, the Company Board agreed to take all action necessary to effect the cancellation and cash-out of Company Stock Options upon the Effective Time, including adopting all resolutions, giving all notices and obtaining all consents from each holder of Company Stock Options, at the reasonable request of Parent.

The table below sets forth information regarding the Company Stock Options held by the Company’s directors, certain of its officers, and affiliates as of June 21, 2010, that would be canceled and exchanged at the Effective Time.

Company Stock Options to be converted at the Effective Time into the right to receive the amount, if any, by which the Offer Price exceeds the exercise price

	Number of
	Shares
	Underlying
	Company Stock		Aggregate
Name	Options	Exercise Price	Proceeds*	Total

Vikram Gulati	500,000	$1.45	$1,600,000	$2,820,000
	400,000	$1.60	$1,220,000
Ravi Adusumalli	0	N/A	$0	$0
Srinivasa Raju	0	N/A	$0	$0
Sandeep Reddy	0	N/A	$0	$0
Alok Bajpai	200,000	$1.40	$650,000	$650,000
Kalyan Sundaram Mahalingam	100,000	$1.15	$350,000	$350,000
Pankit Desai	50,000	$1.50	$157,500	$195,625
	12,500	$1.60	$38,125
SB Asia Infrastructure Fund L.P.	0	N/A	$0	$0
Venture Tech Assets Ltd.	0	N/A	$0	$0

*	Proceeds to be reduced by any applicable withholding taxes.

Effect of the Merger Agreement on Company Common Stock Owned by our Directors, Executive Officers and Affiliates

The table below lists the amount of consideration each of our directors, executive officers and affiliates will receive for shares of Company Common Stock owned immediately prior to the consummation of the Offer and the Merger, presuming that each director and executive officer and each affiliate tenders all of his or its shares of Company Common Stock owned immediately prior to the consummation of the Offer and the Merger into the Offer.

	Number of Shares of		Amount to be Received in
	Company Common Stock		the Offer for Shares of
Name	Owned*		Company Common Stock

Vikram Gulati	0		$0
Ravi Adusumalli	0		$0
Srinivasa Raju	0		$0
Sandeep Reddy	0	(1)	$0
Alok Bajpai	0		$0
Kalyan Sundaram Mahalingam	0		$0
Pankit Desai	14,500		$67,425
SB Asia Infrastructure Fund L.P.	15,098,038	(2)	$70,205,876
Venture Tech Assets Ltd.	11,023,694	(3)	$51,260,177

*	Does not include Shares issuable upon the exercise of Company Stock Options.

(1)	Mr. Reddy is a 26.7% shareholder and the sole director of Venture Tech Assets Ltd. (“Venture Tech”). As a result, Mr. Reddy may be deemed to have indirect beneficial ownership of the shares of Company Common Stock beneficially owned by Venture Tech.

(2)	SB Asia Infrastructure Fund L.P. (“SAIF”) holds 15,098,038 shares of Company Common Stock. Pursuant to certain purchase agreements by and among the Company, SAIF and Venture Tech entered into in 2004 and 2006 (the “Purchase Agreements”), SAIF and Venture Tech have the right to designate up to five members of the Board of Directors of the Company. As a result, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Exchange Act, and as a result, to have beneficial ownership of the 11,023,694 shares of Company Common Stock beneficially owned by Venture Tech. SAIF disclaims such beneficial ownership.

(3)	Venture Tech holds 11,023,694 shares of Company Common Stock. Pursuant to the Purchase Agreements, SAIF and Venture Tech have the right to designate up to five members of the Board of Directors of the Company. As a result, Venture Tech may be deemed a group with SAIF within the meaning of Section 13(d)(3) of the Exchange Act, and as a result, to have beneficial ownership of the 15,098,038 shares of Company Common Stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.

Employment Agreement with Vikram Gulati

The Company entered into a five-year employment agreement with Vikram Gulati, the Company’s Chief Executive Officer and President, effective June 30, 2005 (as amended, the “Gulati Employment Agreement”). The Gulati Employment Agreement provides for: (i) an annual base salary of $225,000; (ii) eligibility for an annual bonus of up to $275,000, subject to Mr. Gulati meeting certain objectives to be agreed upon with the Company; (iii) a grant in 2005 of 500,000 stock options exercisable at $1.45 per share and a subsequent grant in 2006 of 400,000 options exercisable at $1.60 per share; (vi) reimbursement of all reasonable relocation expenses incurred by Mr. Gulati; and (v) twenty-four (24) months of severance pay (consisting of base salary plus incentive compensation) commencing upon termination of the Gulati Employment Agreement for reasons other than cause (as defined in the Gulati Employment Agreement) and payable in accordance with the Company’s standard payroll practices. The Gulati Employment Agreement provides that upon a Change in Control (as defined in the Gulati Employment Agreement) the vesting of Mr. Gulati’s options will be accelerated by twelve (12) months, to the extent not vested as of such Change in Control. If (i) the Company terminates Mr. Gulati’s employment, (ii) the Company changes Mr. Gulati’s role or (iii) Venture Tech owns less than ten percent (10%) of the outstanding Shares, in each case in connection with a Change in Control, the vesting of Mr. Gulati’s options will accelerate in full effective as of the effective time of such Change in Control. The consummation of the Offer would constitute a Change of Control of the Company under the Gulati Employment Agreement.

The Gulati Employment Agreement expires on June 30, 2010. In connection with the negotiation and execution of the Merger Agreement, Parent negotiated a new employment agreement with Mr. Gulati (the “New Employment Agreement”), which will become effective upon the Effective Time of the Merger (the “Effective Date”), and will have an initial term commencing on the Effective Date and ending at the end of the second calendar year that begins after the Effective Date, and will supersede the terms of the Gulati Employment Agreement. Because the Effective Date of the New Employment Agreement may commence after the expiration of the Gulati Employment Agreement, the Compensation Committee of the Company’s Board of Directors agreed to extend the term of the Gulati Employment Agreement until the earlier of the date the New Employment Agreement goes into effect or the date the Merger Agreement is terminated. Mr. Gulati and the Company entered into a letter agreement, dated June 14, 2010, to evidence the extension of the Gulati Employment Agreement.

Under the New Employment Agreement, Mr. Gulati will (i) serve as the Company’s President and Chief Executive Officer, (ii) be paid a base salary of $225,000, (iii) participate in annual bonus plans, pursuant to which, Mr. Gulati will be eligible to receive a cash bonus in the target amount of $275,000 based on the Company’s achievement of certain performance goals, and (iv) commencing in 2011 participate in long term incentive plans, under which Mr. Gulati will be eligible for cash bonuses based on the achievement of certain performance goals over certain time periods. For 2010, Mr. Gulati’s annual bonus will be based on performance goals in place on June 10, 2010, with a threshold cash bonus of fifty percent (50%) of target and a maximum cash bonus of one hundred and thirty percent (130%) of target.

Under the New Employment Agreement, Mr. Gulati will also receive a retention bonus in the amount of $168,750 if he remains employed through the first anniversary of the Effective Date and a retention bonus in the amount of $112,500 if he remains employed through the second anniversary of the Effective Date. Mr. Gulati’s receipt of any retention bonus under the New Employment Agreement is conditioned on Mr. Gulati timely executing a release of claims in favor of the Company and related parties and his continued compliance with certain restrictive covenants set forth in his New Employment Agreement. The New Employment Agreement also provides for severance payments in the event Mr. Gulati is terminated in certain circumstances.

The New Employment Agreement also includes customary restrictive covenants concerning confidentiality, non-solicitation, non-competition, and non-disparagement. The non-solicitation and non-disparagement provisions expire on the second anniversary of Mr. Gulati’s termination date and the non-competition provision expires on the later of (i) the second anniversary of the Effective Date and (ii) the first anniversary of Mr. Gulati’s termination date.

The foregoing descriptions of the Gulati Employment Agreement, the New Employment Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the same agreements filed herewith as Exhibits (e)(5) through (e)(12) and incorporated herein by reference.

Employment Agreement with Alok Bajpai

The Company entered into a four-year employment agreement with Alok Bajpai effective September 7, 2006 (as amended, the “Bajpai Employment Agreement”). The Bajpai Employment Agreement provides for: (i) annual base salary of 66,66,667 Indian rupees (equivalent to approximately $144,896 based on the exchange rate as of June 18, 2010); (ii) eligibility for an annual bonus up to fifty percent (50%) of Mr. Bajpai’s annual base salary, subject to Mr. Bajpai meeting certain objectives to be agreed upon with the Company; (iii) a grant of stock options exercisable for 200,000 shares of Company Common Stock with an exercise price equal to $1.40, which option vests in equal quarterly installments over four (4) years; and (iv) a six (6) month notice period or six (6) months of salary in lieu of notice in the event the Company terminates the Bajpai Employment Agreement for reasons other than cause (as defined in the Bajpai Employment Agreement) payable in accordance with the Company’s standard payroll practices. The Bajpai Employment Agreement also provides that upon a Change in Control (as defined in the Bajpai Employment Agreement) the vesting for all unvested Company Stock Options immediately prior to the Change in Control shall be accelerated by twelve (12) months as of the effective date of the Change of Control, and that all of such Company Stock Options, to the extent not vested and exercisable, shall become fully vested and exercisable in the event that the Company terminates Mr. Bajpai’s employment with the Company. The consummation of the Offer would constitute a Change of Control of the Company under the Bajpai Employment Agreement.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual base salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Bajpai of 7,423,636 Indian rupees (equivalent to approximately $161,103 based on the exchange rate as of June 13, 2010) and eligibility for an annual bonus up to fifty-five percent (55%) of Mr. Bajpai’s annual base salary.

The foregoing description of the Bajpai Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreements filed herewith as Exhibits (e)(13) through (e)(15) and incorporated herein by reference.

Employment Agreement with Pankit Desai

Pankit Desai joined the Company in December 2005. The Company entered into an employment agreement with Mr. Desai (the “Desai Employment Agreement”). The Desai Employment Agreement provides for: (i) annual base salary, which was initially set at $170,000, and is currently $200,000; (ii) eligibility for an annual bonus up to fifty percent (50%) of Mr. Desai’s annual base salary, subject to Mr. Desai meeting certain objectives established by the Company; (iii) stock option grant exercisable for 50,000 shares of Company Common Stock granted on Mr. Desai’s start date with an exercise price equal to $1.50; (iv) three (3) months of salary and reimbursement of COBRA premiums in the event the Company terminates Mr. Desai’s employment for reasons other than cause (as defined in the Desai Employment Agreement); and (v) reimbursement of relocation costs up to $60,000.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual base salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Desai of $210,000 and eligibility for an annual bonus up to eighty percent (80%) of Mr. Desai’s annual base salary.

The foregoing description of the Desai Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the same agreement filed herewith as Exhibit (e)(16) and incorporated herein by reference.

Employment Agreement with Kalyan Sundaram Mahalingam

Intelligroup Asia Pvt. Ltd. (“Intelligroup Asia”) entered into an employment agreement with Kalyan Sundaram Mahalingam (as amended, the “Mahalingam Agreement”) on February 19, 2007. The Mahalingam Agreement provides for (i) an initial annual base salary of approximately 55,00,000 Indian rupees (approximately $119,539 based on the exchange rates as of June 18, 2010) (ii) eligibility for an annual bonus amount up to 14,00,000 Indian rupees (approximately $30,428 based on the exchange rates as of June 18, 2010), and (iii) three (3) months base salary as severance in the event Mr. Mahalingam’s employment is terminated for reasons other than cause (as defined in the Mahalingam Agreement). Upon the effectiveness of a Change in Control event (as defined in the Mahalingam Agreement), the vesting of Mr. Mahalingam’s options will accelerate by twelve (12) months, and in the event Mr. Mahalingam’s employment is terminated by the Company or the Company attempts to change Mr. Mahalingam’s role, the vesting and exercisability for all of Mr. Mahalingam’s remaining options will accelerate by an additional twelve (12) months.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Mahalingam of 6,758,400 Indian rupees (equivalent to approximately $146,889 based on the exchange rate as of June 18, 2010) and eligibility for an annual bonus up to fifty percent (50%) of Mr. Mahalingam’s annual base salary.

The foregoing summary is qualified in its entirety by reference to the Kalyansundaram Agreement, which is filed herewith as Exhibit (e)(17) and is incorporated herein by reference.

Indemnification of Directors and Officers

The Company is organized under the laws of the State of New Jersey. Section 14A:3-5(2) of the NJBCA provides that a New Jersey corporation has the power to indemnify its directors, officers, employees or agents of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee, or agent of any enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent (a “corporate agent”), against his or her expenses and liabilities in connection with any proceeding involving such corporate agent by reason of his or her being or having been a corporate agent if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

Any indemnification under Section 14A:3-5(2) of the NJBCA and, unless ordered by court, under Section 14A:3-5(3), may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 14A:3-5(2) or in Section 14A:3-5(3). Unless otherwise provided in a corporation’s certificate of incorporation or by-laws, such determination shall be made: (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or (c) by the shareholders if the certificate of incorporation or by-laws or a resolution of the board of directors or of the shareholders so directs.

Expenses incurred by a director, officer, employee or other agent in connection with a proceeding may be, under certain circumstances, paid by the corporation before the final disposition of the proceeding as authorized by the board of directors upon receiving an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified.

The power to indemnify and pay expenses under the NJBCA does not exclude other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a director, officer, employee or other agent of the corporation may be entitled to under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted to be made to or on behalf of such person if a judgment or other final adjudication adverse to such person establishes that his or her acts or omissions were in breach of his or her duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of the law, or resulted in the receipt by such person of an improper personal benefit.

The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws of the Company require that its officers, directors and other agents be indemnified to the fullest extent permitted under the NJBCA. In addition, the Amended and Restated Certificate of Incorporation provides that a director may be relieved of personal liability for breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission in breach of the director’s duty of loyalty, not in good faith or involving a knowing violation of law, or resulting in the receipt by the director of an improper personal benefit.

In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement contains provisions relating to the indemnification and advancement of expenses of all of the past and present directors and officers of the Company and its subsidiaries and individuals who become such prior to the Effective Time. The Merger Agreement requires the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company’s certificate of incorporation and bylaws for a period of not less than six (6) years from and after the Effective Time.

Each of the Company’s directors has and the Chief Executive Officer and Chief Financial Officer have entered into indemnification agreements with the Company. The Merger Agreement provides that the indemnification agreements in existence on the date of the Merger Agreement shall continue in full force and effect in accordance with their terms following the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Directors’ and Officers’ Insurance

The Merger Agreement provides that for six (6) years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the Company’s directors and officers, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; so long as the annual premium for such policy would not be in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. In the event such D&O Insurance cannot be obtained for 200% of such last annual premium or less, in the aggregate, the Merger Agreement requires the Surviving Corporation to provide the greatest D&O Insurance coverage as may be obtained for such amount. The Surviving Corporation’s obligation to obtain such D&O Insurance will be deemed to have been satisfied if prepaid “tail insurance” policies have been obtained prior to the Effective Time and remain in effect for an aggregate period of six (6) years, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder or if such policies are terminated or canceled, obtain alternate D&O Insurance on the terms set forth above.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Common Stock Purchase Agreements with SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd.

Pursuant to the 2004 Purchase Agreement SAIF and Venture Tech entered into with the Company, SAIF acquired 11,764,705 shares of Company Common Stock and Venture Tech acquired 5,882,353 shares of Company Common Stock at $0.85 per share in a private placement transaction.

Pursuant to the 2006 Purchase Agreement, SAIF acquired 3,333,333 shares of Company Common Stock and Venture Tech acquired 3,333,334 shares of Company Common Stock at $1.50 per share in a private placement transaction.

The Purchase Agreements provide SAIF and Venture Tech with: (i) under certain conditions, the right to designate up to five (5) members of the Board of Directors of the Company; and (ii) registration rights. The Purchase Agreements also allow SAIF and Venture Tech to complete certain future business combinations, subject to receipt by the disinterested members of the Board of Directors of the Company of an opinion from a nationally-recognized financial advisor to the effect that the transaction is either fair to the shareholders of the Company from a financial point of view or necessary for the continued financial viability of the Company. If the transaction is one that would require shareholder approval, then the transaction must be approved by a majority of the shareholders that are unaffiliated with SAIF and Venture Tech.

The foregoing summary of the Purchase Agreements is qualified in its entirety by reference to the 2004 Purchase Agreement and the 2006 Purchase Agreement, which are filed herewith as Exhibits (e)(19), (e)(20) and (e)(21) and are incorporated herein by reference.

Termination Agreement with SAIF and Venture Tech

In connection with the Offer and the contemplated Merger, on June 14, 2010, SAIF and Venture Tech entered into a Termination Agreement with the Company (the “Termination Agreement”), pursuant to which, effective as of the date Purchaser accepts Shares for payment pursuant to the Offer, all of the past, present and future rights, interests, duties, claims and obligations of each of the parties under the Purchase Agreements will be terminated, released and discharged.

The foregoing summary is qualified in its entirety by reference to the Termination Agreement, which is filed herewith as Exhibit (e)(22) and is incorporated herein by reference.

Board Designees

The Merger Agreement provides that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and if requested by Parent, the Company shall use its reasonable best efforts to cause a number of Purchaser’s designees to be elected to the Company Board immediately following the purchase by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”). Purchaser is entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of votes represented by Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of votes represented by Shares then outstanding; provided, that prior to the Effective Time, the Board shall have at least two (2) Continuing Directors. The Merger Agreement provides that the Company will promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including securing the resignations of incumbent directors. The Merger Agreement also provides that at the Acceptance Time, the persons designated by Purchaser will, as nearly as practicable, constitute at least the same percentage as persons designated by Purchaser of the Company Board of each (1) committee of the Board, (2) board of directors of each subsidiary of the Company, and (3) committee of each such board, in each case to the extent permitted by applicable law.

Following the Acceptance Time and prior to the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, and provided that any Continuing Directors remain on the Board, (1) any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, (2) any termination of the Merger Agreement by the Company, (3) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser required by the Merger Agreement, (4) any waiver of any of the Company’s rights under the Merger Agreement or (5) any action that would prevent or materially delay the consummation of the Merger, in each case, shall require the approval of a majority of the Continuing Directors. The approval of any such matter by a majority of the Continuing Directors shall constitute the approval of such matter by the Company Board, and no other action on the part of the Company or any other director of the Company shall be required to approve such matter. Until the Effective Time, the Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include any law firm that was serving as counsel to the Company as of the date of this Agreement) and other advisors at the expense of the Company as determined in good faith by the Continuing Directors, and the authority to institute or commence any suit, action, investigation or proceeding or take any other action on behalf of the Company to enforce any provision of this Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Bonuses and New Employment Agreements

As of the date of this Schedule 14D-9, other than the New Employment Agreement with the Company’s Chief Executive Officer, there are no employment agreements between Parent and any member of the Company’s senior management team. Parent has informed the Company that it currently intends to retain certain members of the Company’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Additionally, SAIF and Venture Tech (collectively, the “Principal Shareholders”) have advised the Board of Directors that, subject to the Principal Shareholders’ receipt of their respective proceeds from the Offer, they intend to pay a one-time cash bonus to the Company’s named executive officers (other than the Chief Executive Officer) and certain members of the Company’s senior management team in recognition of their significant contributions to the Company’s success. The Principal Shareholders have advised the Board of Directors that the total amount of the payments by the Principal Shareholders will not exceed $1,250,000 and the allocation of the bonuses to be paid to these employees will be determined by the Company’s Chief Executive Officer in his sole discretion. The Principal Shareholders have also advised the Company that in recognition of Mr. Gulati’s significant contributions to the Company’s success, they have agreed to pay the legal expenses incurred by Mr. Gulati in connection with the negotiation of the New Employment Agreement, which are expected to be approximately $50,000.

(b)	Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all steps to cause any dispositions of the Shares, Company Stock Options or any other dispositions of equity securities of the Company in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 of the Exchange Act.

(c)	Agreements with Parent and Purchaser

Confidentiality Agreement.  The summary of the material terms of the Confidentiality Agreement, dated December 24, 2009 (the “Confidentiality Agreement”), between the Company and Parent set forth in Section 13 of the Offer to Purchase is incorporated by reference herein. The summary of the Confidentiality Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Merger Agreement.  The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Shareholders’ Agreement.  The summary of the material terms of the Shareholders’ Agreement dated as of June 14, 2010 (the “Shareholders’ Agreement”) among Parent, Purchaser, SAIF and Venture Tech set forth in Section 13 of the Offer to Purchase is incorporated by reference herein. The summary of the Shareholders’ Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Shareholders’ Agreement, a copy of which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

(d)	Relationship with Credit Suisse

Credit Suisse served as financial advisor to the Company in connection with the Offer and the Merger, and will receive fees in connection with such service. In connection with the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, Credit Suisse delivered an opinion, as of June 13, 2010, as to the fairness from a financial point of view to the Company’s shareholders of the Offer Price to be received by the Company’s shareholders (other than the Company and the Principal Shareholders) in the Offer.

The full text of the opinion of Credit Suisse, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken by Credit Suisse, is attached as Annex A to this Schedule 14D-9. Credit Suisse provided its opinion for the information and assistance of the Company’s Board in connection with its consideration of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), and the opinion of Credit Suisse is not a recommendation as to whether any shareholder should tender Shares into the Offer, how any shareholder should vote on the Merger, if applicable, or with respect to any matter relating to the Transactions. For a more complete description of the opinion and the review undertaken in connection with the opinion, see “Item 4 — The Solicitation or Recommendation — Background and Reasons for the Board’s Recommendation — Opinion of Credit Suisse” and “Item 5 — Persons/Assets Retained, Employed, Compensated or Used.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Board

The Board recommends that the Company’s shareholders ACCEPT the Offer, tender their shares pursuant to the Offer and, if applicable approve the Merger and approve and adopt the Merger Agreement and the Transactions. After careful consideration by the Board, including a thorough review of the Offer with its outside legal counsel, financial advisors and the Company’s senior management, at a meeting held on June 13, 2010, the Board, among other things:

(i) determined that the Offer, the Merger and the Transactions are advisable, fair to and in the best interests of the shareholders of the Company;

(ii) approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation by the Company of the Merger and the Transactions;

(iii) resolved to recommend that shareholders of the Company (A) accept the Offer and tender their Shares in the Offer (subject to the right of the Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement), and (B) if a shareholder vote is required, vote in favor of adoption of the Merger Agreement and approval of the Merger and the Transactions; and

(iv) approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the Transactions, the performance by the Company of its obligations thereunder and the consummation by the Company of the Transactions.

In particular, the Board believes that the Offer provides fair value to the Company’s shareholders on an accelerated basis, and offers a high degree of certainty of completion of the Transactions. A letter to the Company’s shareholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference.

(b)	Background of the Transactions

As part of its ongoing business strategy, the Company’s management and the Board of Directors have periodically reviewed and assessed trends and conditions impacting the Company and the industry in which the Company operates and strategic alternatives for the Company, including changes in competition and consolidation within the industry and strategies to grow the Company’s business and operations. The Company has also periodically explored various strategic opportunities to enhance shareholder value, including acquisitions, divestitures, business combinations and strategic alliances. In connection with its exploration of strategic opportunities, the Company has from time to time consulted with financial advisors and has entered into confidentiality and non-disclosure agreements with potential strategic partners and acquirors.

In 2007, the Company engaged Credit Suisse to assist the Company in exploring strategic opportunities. Credit Suisse executed nondisclosure agreements with potentially interested parties and engaged in discussions with a number of these parties about a potential transaction with the Company. The Company had a series of discussions with a potential buyer in late 2007 and early 2008, but those discussions terminated as market conditions and the price of the Company Common Stock declined in early 2008. No other opportunities were presented at valuations that the Company thought were reasonable, and the Company discontinued its formal process of exploring opportunities in the spring of 2008.

On or about September 2009, Mr. Ravi Adusumalli, a director of the Company, received an unsolicited preliminary indication of interest regarding a potential acquisition of the Company from an independent third party based in India in the software consulting industry. Mr. Adusumalli promptly presented the offer to the Board of Directors.

On October 14, 2009, the Board of Directors held a telephonic board meeting to discuss the indication of interest. During this meeting, the Board of Directors decided to form a committee (the “Transactions Committee”) consisting of Messrs. Adusumalli and Sandeep Reddy to consider and evaluate the proposal and report back to the Board of Directors. The Board of Directors retained full authority to approve or disapprove of any particular recommendation by the Transactions Committee.

On October 24, 2009, the Company received a written non-binding letter of intent from the party that had submitted an unsolicited preliminary indication of interest in September 2009.

On October 26, 2009, the Company received a second unsolicited, non-binding written indication of interest from a global information technology consulting company.

Following receipt of the second indication of interest, the Transactions Committee analyzed and discussed the proposals, and on October 27, 2009, the Board of Directors held its regularly scheduled telephonic quarterly board meeting. The Transactions Committee reported to the Board of Directors that the Company had received two (2) non-binding offers for a potential acquisition of the Company from two unrelated parties. The Board of Directors authorized the Transactions Committee to engage Credit Suisse to advise the Company in connection with a potential acquisition of the Company.

In early November 2009, the Company re-engaged Credit Suisse to advise the Company in connection with a potential acquisition of the Company and to solicit offers from additional parties to assist the Board of Directors in evaluating the offers it had received and perhaps generate a higher offer from a third party or the parties that had submitted indications of interest to the Company.

On November 13, 2009, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd (formerly known as Mitsubishi UFJ Securities Co., Ltd) (“MUMSS”) contacted the Chief Executive Officer of the Company, Mr. Vikram Gulati, to indicate, without revealing the identity of Parent but providing some background on its business, that Parent was interested in exploring a business relationship with the Company. On November 16, 2009, Mr. Gulati expressed interest in exploring the opportunity to MUMSS. On November 18, 2009, MUMSS disclosed Parent’s identity to the Company.

Beginning in mid-November 2009, Credit Suisse contacted approximately sixteen (16) additional parties (not including Parent) regarding a potential transaction with the Company. The Company signed confidentiality agreements and commenced due diligence activities with eight (8) interested parties. Each party that entered into a confidentiality agreement was offered the opportunity to have an information meeting with representatives of the Company and to have Credit Suisse provide an overview of the Company and its business operations.

On December 9, 2009, a meeting was held at the Company’s offices in order to discuss a potential business relationship with Parent. In attendance at the meeting were Mr. Gulati and Bhalachandra Bhosale, the Senior Vice President, Global SAP Practice of the Company, along with members of Parent’s Global Business Unit and MUMSS. At that introductory meeting, the Company provided certain non-confidential information to Parent regarding its technology partners, client base and future plans, and Parent presented its global strategy to enhance the services it provides outside of Japan.

After Parent confirmed its interest in a merger transaction, representatives of MUMSS and Credit Suisse had an introductory conversation to discuss the potential transaction. After MUMSS explained the strategic rationale for the transaction, Credit Suisse informed MUMSS that it intended to recommend that the Board of Directors proceed with discussions with Parent.

On December 24, 2009, Parent and the Company entered into a mutual confidentiality agreement.

Between December 2009 and March 2010, meetings were held with six (6) potential buyers, including Parent, and representatives of the Company and Credit Suisse to provide an overview of the Company and its business operations. Between late February and early March 2010, four (4) potential buyers each submitted a nonbinding bid for the Company. Certain of the parties that did not submit bids for the Company provided reasons for not submitting a bid for the Company, including, among others, that the Company’s client base was too middle-market, they were looking for more front-end capability in ERP/SAP, there was too much overlap for a strategic fit or the Company’s market was too U.S.-focused.

On January 13, 2010, there was a meeting among representatives of the Company’s management and representatives of Parent to review the Company’s business and to discuss a potential transaction. Representatives from MUMSS and Credit Suisse were also at the meeting.

During February 2010, Credit Suisse provided details regarding the next stage of the auction process to the four parties who had expressed an interest in pursuing a transaction with the Company and informed such parties that written indications of interest were due on February 19, 2010. Each interested party was informed that such indication should set forth a non-binding indication of the price per share such party would be willing to pay for the Company and the proposed timeline to complete a transaction. The interested parties were informed that following the submission of a credible indication of interest, the Company would evaluate whether to permit the prospective buyer to continue in the process and have access to confidential information regarding the Company.

Throughout February 2010, Credit Suisse had regular calls with the Company and representatives of the Transactions Committee where Credit Suisse provided an overview of the interest expressed by the different potential buyers with respect to a possible strategic transaction with the Company.

On February 9, 2010, certain senior executives of the Company, including Mr. Gulati, Alok Bajpai, the Chief Financial Officer, Kalyan Mahalingam, the Chief Operating Officer, and Pankit Desai, Senior Vice President, Sales North America & Europe, met with members of Parent’s Global Business Unit at the Company’s offices to further discuss a potential transaction and any synergies that could be created. MUMSS and Credit Suisse were also in attendance. At that meeting, Parent indicated that it could be in a position to provide a preliminary proposal for the acquisition of the Company shortly thereafter.

By February 23, 2010, three (3) interested parties (including Parent) had submitted written indications of interest. Each indication of interest was preliminary and non-binding and was subject to significant contingencies, including the satisfactory completion of due diligence. The lowest range of prices submitted was for $3.53-$3.75 per Share; the middle range submitted was $3.75-$3.87 per Share and the highest range, which was submitted by Parent, was for $4.30-$5.28 per Share. Parent also indicated that it was prepared to commence due diligence expeditiously, that there would be no financing condition on the transaction and that the target date for the parties to enter into a definitive agreement would be the end of April.

On February 23, 2010, Messrs. Adusumalli, Reddy, Gulati and Bajpai held a conference call with representatives of Credit Suisse to evaluate the written indications of interest. The evaluations were based on valuation, timing to complete a transaction, financing conditions and certainty of completing the transaction. Based on the proposed timing and valuation and considerations of deal certainty, the Company continued to pursue Parent’s bid.

On February 24, 2010, at the Company’s direction, Credit Suisse provided feedback on the indication of interest to MUMSS, characterizing the price per Share range as competitive, but too wide. Credit Suisse noted that the Board of Directors was not agreeable to the lower end of the range provided and wanted Parent to tighten the range. In response to that feedback, MUMSS informed Credit Suisse that the range would be tightened following Parent’s completion of due diligence.

On February 25, 2010, the Company commenced a detailed due diligence process with Parent.

On February 26, 2010, Credit Suisse notified the other two parties that their bids were not competitive in terms of timing and valuation and each party confirmed that they could not increase their price to be competitive with the top bidder. Credit Suisse informed the other two parties that such parties would not be permitted to continue with the process and that they would no longer have access to confidential information about the Company.

On March 8, 2010, the advisors for one of the four parties referenced above, an IT services firm, contacted Credit Suisse and indicated that their client was interested in pursuing a transaction and would be in a position to submit a competitive, non-binding offer within a week after holding in person meetings with the Company’s management team. On March 16, 2010, members of the Company’s management team held in-depth management presentations for this party. The party subsequently submitted a non-binding indication of interest on March 26, 2010, but the party could not proceed with the timeline that Parent proposed in its indication of interest and did not have definitive financing for a transaction with the Company. Credit Suisse followed up with the party, but the party never indicated further interest.

From March 16 to 17, 2010, management presentations were held in Princeton, New Jersey and attended by certain representatives of Credit Suisse, Parent and its advisors. Those presentations addressed various aspects of the Company’s business, including background information on the Company and its operations, sales and marketing, an SAP and Oracle overview, testing and infrastructure, human resources and historical financial statements and projections.

Beginning in March 2010, representatives of Parent and the Company began to explore the possibility of procuring one or more insurance policies (the “Tax Insurance Policies”) to insure against certain potential tax liabilities relating to the Company’s spin-off of SeraNova, Inc. in 2000. Parent indicated that procuring the Tax Insurance Policies on acceptable terms would be required for it to enter into a definitive merger agreement.

From April 6 to 8, 2010, Parent, MUMSS and Parent’s accounting advisors, PricewaterhouseCoopers, visited the Company’s facilities in India to inspect the sites and interview certain employees of the Company.

On April 8, 2010, Credit Suisse delivered to MUMSS an initial draft of the merger agreement, as prepared by Jones Day, legal counsel to the Company. The transaction, as provided in the draft of the merger agreement, was structured as a tender offer followed by a second-step merger. The draft did not contain any requirement that the Principal Shareholders or any other shareholders of the Company tender their Shares in the tender offer. Although the draft included certain deal protection provisions, it reserved the Board of Directors’ ability to change its recommendation in favor of the transaction with Parent for any reason if necessary to comply with its fiduciary duties. The draft provided for a termination fee equal to 1% of the deal value.

On April 22, 2010, MUMSS provided Parent’s initial comments on the draft of the merger agreement to Credit Suisse. The comments included an obligation that the Principal Shareholders of the Company tender their Shares in the tender offer. In connection therewith, MUMSS also provided an initial draft of the shareholders’ agreement prepared by Morrison & Foerster, Parent’s outside legal counsel. Among other things, the revised draft of the merger agreement added certain representations and warranties and modified others, modified the definition of “Material Adverse Effect,” included conditions to the commencement of the tender offer, included additional restrictions on the Company’s conduct of business, and revised the deal protection provisions to not allow a fiduciary-out for any reason, including “superior proposals” presented to the Company’s board, and accordingly removed the termination fee concept.

On April 22, 2010, representatives of Jones Day, Credit Suisse, the Company’s insurance brokerage firm, an insurance company interested in issuing the Tax Insurance Policies, Parent’s financial advisors, Morrison & Foerster and Parent held a call to negotiate the terms of the proposed insurance policy. Over the course of the next several weeks, representatives of Parent, the Company, Jones Day and Morrison & Foerster continued to negotiate the terms of the proposed Tax Insurance Policies.

On April 28, 2010, Morrison & Foerster spoke with Jones Day regarding the structure of the deal protection provisions. Also present during that conversation were Parent’s and the Company’s respective New Jersey legal counsel and financial advisors. The Company’s advisors objected to Parent’s approach of not permitting the Company board any fiduciary termination right, and asked Parent’s advisors to propose a more conventional set of deal protections.

On May 3, 2010, Morrison & Foerster provided additional and revised comments to the draft merger agreement and shareholders’ agreement in response to the April 28 conversation. These comments included exceptions to the no-shop provision for “superior proposals” and provided that the Board of Directors could change its recommendation for the transaction with Parent, but only to accept a “superior proposal,” provided that Parent is notified and given the opportunity to make a new offer. The comments also included a termination fee equal to 5% of the enterprise value of the Company.

On May 5, 2010, the Board of Directors, through the Company’s advisors, expressed concerns about certain market rumors that Parent might have interest in a target other than the Company. Parent, through its advisors, reaffirmed its commitment to the transaction. On that same day, representatives of MUMSS spoke with Mr. Gulati to again express Parent’s commitment to the transaction. During that conversation, Mr. Gulati requested that MUMSS confirm that a decision to move forward with the transaction would be accomplished at the May 13, 2010 meeting between the parties. MUMSS provided that confirmation.

On May 7, 2010, Jones Day provided to Morrison & Foerster a revised draft of the merger agreement, which draft amended the deal protection and various other provisions. The draft included a termination fee of 2% of the value of the transaction. Jones Day also provided to Morrison & Foerster comments to the initial draft of the shareholders’ agreement that Morrison & Foerster had previously provided, with the revised draft covering only half of the Shares held by the Company’s Principal Shareholders and thereby requiring them to tender only half of their Shares in the tender offer.

On May 11, 2010, the Board of Directors convened a telephonic meeting with the Company’s outside legal advisors, Jones Day and Lowenstein Sandler, to be updated on the status of the negotiations on the merger agreement and the shareholders’ agreement. Representatives of Jones Day and Lowenstein Sandler reviewed the fiduciary duties of the directors under New Jersey law in the context of the change-of-control transaction and discussed how these legal standards would be applied in the context of the Company’s on-going process and circumstances surrounding the proposed transaction. Representatives of Jones Day further reviewed certain key terms of the merger agreement with the Board of Directors.

Following that meeting, Jones Day met with Morrison & Foerster on May 11, 2010, in order to resolve some of the outstanding points in the merger agreement and the shareholders’ agreement. Also on that day, a letter providing for exclusivity between the parties was provided to the Company by Parent through its advisors. Shortly thereafter, Jones Day noted to Morrison & Foerster its objection to the exclusivity letter.

On May 13, 2010, Morrison & Foerster delivered to Jones Day its comments to Jones Day’s revised draft of the merger agreement based on the previous discussions held between Morrison & Foerster and Jones Day. The comments provided that the key shareholders would be required to tender all their Shares in the tender offer. The draft also removed the ability for the Company’s board to change its recommendation other than to accept a “superior proposal.”

On that same day, a meeting was held in San Francisco with representatives from Parent and the Board of Directors, as well as Credit Suisse and MUMSS. At that meeting, Parent provided an initial offer of $4.55 per share, with the requirement that the Company enter into exclusivity with Parent. After further discussions, Parent increased its offer to $4.65 per share and agreed to waive the exclusivity requirement. Parent requested a response from the Company by May 14, 2010. At that meeting, Parent also informed the Company of the practical difficulties of signing in the near term, and proposed a signing date of June 14, 2010 if the parties were unable to reach definitive agreement on all necessary matters by May 28, 2010.

On May 14, 2010, based on conversations with members of the Board of Directors and the Transaction Committee, Credit Suisse on behalf of the Board of Directors, indicated that the offer of $4.65 per share would be an acceptable price with Parent’s agreement to waive the exclusivity requirement, subject to the parties being able to reach agreement on all other open issues and formal approval by the Board.

On May 18, 2010, the $4.65 price per share was confirmed on a call between representatives of Parent and Mr. Adusumalli, along with representatives from Credit Suisse and MUMSS. The parties agreed that the most likely signing date for the merger agreement would be June 14, 2010; May 28th was not feasible.

Also on May 18, 2010, a conference call was held between Parent’s HR consultant, Mercer LLC (“Mercer”), and Mr. Gulati to obtain background information related to management compensation issues in order for Parent to formulate the terms of a management retention plan. MUMSS and Credit Suisse also participated in that call.

The key open issues remaining in the merger agreement at this point related to (i) the amount of the termination fee, (ii) the terms of the no-shop provision, (iii) the outside date on which the agreement would terminate, (iv) the payment of Parent’s transaction expenses in the event of termination, (v) whether the Board of Directors could change its recommendation for reasons other than to accept a “superior proposal,” (vi) the amount of Shares to be tendered by the Principal Shareholders if the Board of Directors changed its recommendation, (vii) the remedies upon breach, and (viii) whether Parent could terminate the agreement after acceptance of Shares in the tender offer.

On May 27, 2010, Mercer provided to Mr. Gulati, at a meeting held in Princeton, a preliminary proposed executive compensation worksheet, setting forth Parent’s proposal for Mr. Gulati’s compensation following the closing of the transaction. MUMSS and Credit Suisse were also present at that meeting.

From May through June 11, 2010, periodic telephonic meetings were held where members of the Board of Directors and representatives of the Company, Jones Day, Lowenstein Sandler and Credit Suisse participated. At each of those meetings, Jones Day updated the directors participating at those meetings as to the legal issues presented by the proposed transactional documents with Parent and the status of negotiations with Morrison & Foerster. During that period, members of the Transactions Committee continued to keep the other members of the Board of Directors updated with respect to discussions with Parent.

On June 1, 2010, a follow-up meeting regarding management retention was held in New York between Mr. Gulati and Parent and Mercer. A revised executive compensation worksheet was provided to Mr. Gulati at that time, reflecting Mr. Gulati’s feedback from the May 27 meeting, and an initial draft of an employment agreement was provided to him later that day.

Also on June 1, 2010, after several negotiations between Morrison & Foerster (on behalf of Parent) and Jones Day (acting at the direction of the Board of Directors) during the prior two weeks, Morrison & Foerster, at the direction of Parent, presented a comprehensive proposal to Jones Day with respect to the remaining key open issues in the merger agreement. After consulting with members of the Board of Directors, on June 3, 2010, Jones Day responded on behalf of the Company to that proposal, thereby resolving most of the key open issues apart from the amount of the termination fee and the outside date on which the merger agreement would terminate. In its response, Jones Day also proposed that the parties share in the costs of the premium on the Tax Insurance Policies even if the merger agreement is terminated through no fault of either party.

On June 3, 2010, representatives of Parent and MUMSS met with Mr. Reddy at his request. At that meeting, Parent reiterated its commitment to sign the deal by June 14, 2010, subject to the resolution of the remaining unresolved issues.

Also on June 3, 2010, Messrs. Gulati and Desai had a courtesy lunch with certain members of Parent’s senior management and representatives of MUMSS in New York.

Also on June 3, 2010, at the direction of Parent, Mercer discussed with Mr. Gulati outstanding issues with respect to the terms of his post-closing employment terms.

On June 4, 2010, at the direction of Parent, Mercer conveyed to Mr. Gulati Parent’s position with respect to certain post-closing employment terms. Also on that day, Morrison & Foerster and Mr. Gulati’s legal counsel had a preliminary discussion of key issues with respect to the employment terms.

On June 5, 2010, Morrison & Foerster sent a revised draft of the employment agreement to Mr. Gulati’s legal counsel reflecting Parent’s proposal.

Also on June 5, 2010, Morrison & Foerster and Jones Day, on behalf of their respective clients, resolved the remaining key open issues in the merger agreement relating to the termination fee, the outside termination date, and the responsibility for the premium on the Tax Insurance Policies.

From June 7 to June 9, 2010, Morrison & Foerster and Jones Day resolved several other open issues in the merger agreement, relating to, among other things, remedies and Parent’s ability to terminate the merger agreement after acceptance of the Shares.

On June 9, 2010, in light of the numerous unresolved issues in Mr. Gulati’s employment agreement, representatives of Parent spoke by telephone to Mr. Gulati. On June 10, 2010, Morrison & Foerster provided a revised draft employment agreement to Mr. Gulati’s counsel.

On June 10, 2010, Morrison & Foerster and Mr. Gulati’s counsel discussed several unresolved issues regarding Mr. Gulati’s employment agreement. Following those discussions, Mr. Gulati’s counsel provided a revised draft of the employment agreement.

On June 11, 2010, the terms of the Tax Insurance Policies were finalized. Also on that day, Morrison & Foerster and Jones Day finalized all remaining open issues in the merger agreement.

From June 11 to June 13, 2010, negotiations regarding Mr. Gulati’s employment agreement continued. On June 13, 2010, all remaining open issues were resolved and the employment agreement was finalized.

On June 13, 2010, the Board of Director’s Compensation Committee met to consider certain matters in connection with the proposed transaction. At this meeting, the Compensation Committee determined that the treatment of Company stock options provided in the merger agreement was consistent with the terms of the Company’s stock plans and further approved, and recommended that the Board of Directors approve, the cancellation of options at the Effective Time in exchange for the consideration to be paid to holders of options in accordance with the terms of the merger agreement. The Compensation Committee considered and approved, and recommended that the Company Board approve, certain amendments to the Company’s benefit plans in accordance with the merger agreement. The Compensation Committee also authorized and approved Mr. Gulati’s new employment agreement, which is to become effective at the Effective Time.

After the Compensation Committee’s meeting, the Board of Directors met to hear the presentations from Credit Suisse regarding its analysis of and conclusions regarding the fairness, from a financial point of view, of the Offer Price; and from Jones Day regarding the final negotiated terms of the merger agreement with Parent and the directors’ fiduciary obligations in considering the authorization of the negotiated merger agreement. Representatives of Credit Suisse issued its oral opinion, subsequently confirmed in writing, that as of such date, and based upon procedures followed, assumptions made, matters considered, qualifications and limitations of review taken by Credit Suisse, the Offer Price to be received by holders of Shares in the Offer and the merger is fair, from a financial point of view, to such shareholders, other than the Company and the Principal Shareholders. See “Item 4. — Opinion of Credit Suisse.” Following such discussion, the Board of Directors unanimously approved the merger agreement, the related agreements and the transactions contemplated thereby and resolved to recommend that the shareholders of the Company tender their Shares in the Offer. At this meeting, the Board of Directors also considered and approved the recommendations of the Compensation Committee.

On the morning of June 14, 2010, Parent, Purchaser and the Company executed the Merger Agreement, and the Principal Shareholders, Parent and Purchaser executed the Shareholders’ Agreement, and the Company and the Principal Shareholders executed the Termination Agreement.

On June 14, 2010, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

(c)	Reasons for the Recommendation

In the course of reaching its determinations to approve the Merger Agreement and to recommend that the shareholders tender their Shares pursuant to the Offer and adopt the Merger Agreement, the Board considered numerous positive and negative factors in consultation with its outside legal counsel and financial advisors and the Company’s senior management, including:

•	Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the

Company’s financial plan and prospects if it were to remain an independent company. The Board considered and discussed the risks associated with remaining an independent company and the Company’s likelihood of achieving and executing upon the Company’s business plan given the Company’s size in comparison to other players in the information technology market and the consolidation in the information technology market. In particular the Board considered the effect the Company’s size and limited visibility would likely have on (i) its ability to attract and retain talent, (ii) its ability to attract and secure contracts with larger customers, and (iii) its future revenue. Similarly, the Board considered that because of the Company’s size, it frequently does not garner attention from larger customers or receive requests for proposals from larger customers, restricting the Company’s ability to become a larger player in the information technology market. The Board also considered the fact that its ability to maintain and grow its top-line is dependent upon its ability to continuously sell and close new contracts each year with existing customers as well as new customers. The Board considered the Company’s competitive position, particularly its ability to continue to compete for new business from existing customers and new customers against larger, financially stronger information technology consulting firms which have more diversified service offerings and the capability to provide services from a wide range of geographic locations. The Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash.

•	Industry Trends. The Board considered trends and conditions impacting the Company and the information technology services industry in which the Company operates, including changes in competition and consolidation within the industry.

•	Transaction Financial Terms; Premium to Market Price. The Board considered that the Offer represented a premium of approximately 28% to the closing price of the Shares one day prior to announcement, 26% to the average closing price for the 30 trading days prior to the announcement, 23% to the average closing price for the 90 trading days prior to the announcement and 36% to the average closing price for 180 trading days prior to the announcement.

•	Cash Tender Offer; Certainty of Value. The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Board also considered that, while the consummation of the Offer gives the Company’s shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for shareholders to participate in the future growth and profits of the Company.

•	Sales Process. The Board considered the sale process conducted by the Company, with the assistance of Credit Suisse, which involved contacting sixteen potential partners, entering into confidentiality agreements with and commencing due diligence with eight potential partners, and receiving initial bids from four potential partners. The Board considered the fact that the Parent’s bid represented the highest price that the Company received for the acquisition of the Company at the conclusion of its bidding process.

•	Negotiations. The Board considered the fact that the terms and conditions of the Merger Agreement were the result of lengthy negotiations with Parent, which led the Board to believe that Parent’s offer represented the highest price Parent was willing to pay and, in light of the sales process discussed above, the highest price reasonably attainable for the Company’s shareholders at this time.

•	Shareholders’ Agreement. The Board considered the fact that the Parent and Purchaser required the Principal Shareholders, which together owned approximately 63% of the outstanding shares as of June 13, 2010, to enter into an agreement pursuant to which the Principal Shareholders are required to tender in the Offer, and not withdraw, 100% of the Shares owned by them, unless the Board makes an Adverse Recommendation Change (as defined in the Merger Agreement), without terminating the Merger Agreement, in which case the Principal Shareholders would be required to tender in the Offer and not withdraw, 50% of the Shares owned by them, subject to certain limited exceptions set forth in the Shareholders’ Agreement. The Principal Shareholders are also required to vote 100% of the Shares owned by them in favor of the adoption of the Merger Agreement and approve the Merger and the Transactions unless the Board makes an Adverse Recommendation Change, without terminating the Merger Agreement, in which case the Principal Shareholders would be required to vote 50% of the Shares owned by them in favor of the adoption of the Merger Agreement and approve the Merger and the Transactions. In addition, the Principal Shareholders are required to vote against any competing transaction. The Board further considered that the Shareholders’ Agreement and the obligations of the Principal Shareholders to tender and vote their shares thereunder would terminate in the event the Merger Agreement was terminated.

•	Certainty and Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a tender offer for all Shares, which should allow all shareholders to receive the consideration payable in the Offer in a relatively short time frame, followed by the Merger (except in certain circumstances set forth in the Merger Agreement where Parent and Purchaser are not required to consummate the Merger) in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. The Board also considered the lack of a financing condition in the Merger Agreement and the business reputation of Parent and its management and its financial strength, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the lack of any required approval by Parent’s shareholders to complete the Offer and Merger.

•	Minimum Offer Condition. The Board considered the fact that the consummation of the Offer is conditioned on a majority of the fully-diluted Shares being validly tendered in the Offer and that such minimum tender condition could not be waived by Parent. The Board further considered the certainty of meeting such minimum offer condition in light of the Shareholders’ Agreement pursuant to which the Principal Shareholders are obligated to tender their Shares, which represent approximately 63% of the Shares outstanding on June 13, 2010.

•	Terms of the Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, and believed that the provisions were favorable to the Company’s shareholders.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the fact that the Merger Agreement, while prohibiting the Company, its affiliates and its or their representatives from taking certain actions to initiate, solicit, knowingly facilitate or knowingly encourage third party proposals to acquire the Company, (i) will not act to preclude third parties from making proposals after execution of the Merger Agreement, (ii) will not prevent the Board from providing information to and engaging in negotiations with any such third parties, subject to the terms and conditions of the Merger Agreement, whose unsolicited proposals the Board determines in good faith could be superior to the Parent’s proposal and where failure to provide such information or engage in such negotiations would be inconsistent with the Board’s exercise of its fiduciary duties under applicable law, and (iii) will permit the Company, subject to payment of a customary termination fee (discussed below) and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be a superior proposal to the Company’s shareholders.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable degree of certainty of the consummation of the Transactions in light of the specific and limited conditions in the Merger Agreement to the obligation of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

•	Termination Fee. The Board considered the fact that the Merger Agreement provides for a termination fee of approximately 3.77% of the proposed purchase price, payable under certain circumstances by the Company. For example, the Company’s termination fee would become payable in the event that the Board terminates the Merger Agreement to accept a superior proposal. Accordingly, the Board considered the possibility that the termination fee may deter third parties who might be interested in exploring an acquisition of the Company. However, after consultation with the Company’s legal and financial advisors, the Board believes such amount to be reasonable in the context of termination fees that were payable in other comparable transactions and also believes that such fee will not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s shareholders.

•	Financing. The Board considered the fact that Purchaser’s obligation to consummate the Offer is not subject to a financing condition.

•	Tax Insurance. The Board considered the fact that as a condition to signing the Merger Agreement Parent required the Company to purchase the Tax Insurance Policies providing coverage of up to $129,900,000 to insure against its previously disclosed potential tax liabilities associated with the Company’s spin-off of its subsidiary in July 2000. The Board considered that the premium for the Tax Insurance Policies was $7,027,952, which includes a non-refundable underwriting fee of $60,000. The Board further considered that if the Merger Agreement were to be terminated prior to the completion of the Offer, the Company may cancel the Tax Insurance Policies and obtain a refund of all but $1,363,950 of the premium. The Board also considered whether other potential strategic partners would similarly require the Company to purchase one or more insurance policies to insure against any potential tax liabilities associated with the Company’s spin-off of its subsidiary in July 2000 as a condition to the consummation of any strategic transaction.

•	Failure to Close. The Board considered the possibility that the Transactions may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•	Tax Treatment. The Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

•	Credit Suisse Fairness Opinion. The Board considered the financial presentation of Credit Suisse made in connection with its fairness opinion and the fairness opinion of Credit Suisse, which was delivered to the Board on June 13, 2010 and subsequently confirmed in writing (the “Credit Suisse Opinion”), to the effect that, as of the date of the opinion, the cash consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to the Company’s shareholders (excluding the Company and Principal Shareholders). (See “Item 4. — Opinion of Credit Suisse” and Annex A which contains the full text of the Credit Suisse Opinion, which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Credit Suisse in arriving at its opinion.)

•	Regulatory Approval and Third Party Consents. The Board considered that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act (as defined herein).

•	No Meaningful Shareholder Vote on Merger by Shareholders other than Purchaser after Completion of the Offer. The fact that if the Offer is completed, the Company’s remaining shareholders who are unaffiliated with Parent and Purchaser will not have a meaningful opportunity to vote, as following completion of the Offer Purchaser will control at least a majority of the Company’s outstanding Shares, meaning that Purchaser will control the votes required to approve the Merger and may be able to consummate the Merger without a shareholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of the Company’s outstanding Shares.

•	Business Disruption Resulting from Offer. The Board considered the possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s senior management team.

In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative or specific weights to the items listed above. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with the Parent and Purchaser and the Transactions, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the Transactions, as more fully described above.

(d)	Intent to Tender

To the knowledge of the Company after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person and, if necessary, vote such Shares in favor of the adoption of the Merger Agreement and the Merger. The summary of the Shareholders’ Agreement is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholders’ Agreement.

(e)	Opinion of Credit Suisse

Credit Suisse is acting as financial advisor to the Company in connection with the proposed Offer and the Merger. As part of that engagement, the Board of Directors requested that Credit Suisse evaluate the fairness to the holders of Shares other than the Shareholders that are parties to the Shareholders’ Agreement (the “Excluded Holders”), from a financial point of view, of the price per share to be paid in the Transaction. On June 13, 2010, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of June 13, 2010, the Offer Price to be received by the holders of Shares pursuant to the Transaction was fair, from a financial point of view, to such shareholders, other than the Excluded Holders.

The Credit Suisse Opinion was directed to the Board and only addressed the fairness from a financial point of view of the Offer Price to be received by the holders of Shares pursuant to the Transaction (other than the Excluded Holders) and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, including, without limitation, the Shareholders’ Agreement. The summary of the Credit Suisse Opinion in this statement is qualified in its entirety by reference to the full text of the Credit Suisse Opinion, which is included as Annex A to this statement and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Shares are encouraged to read this opinion carefully in its entirety. However, neither the Credit Suisse Opinion nor the summary of the Credit Suisse Opinion and related analyses set forth in this statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Shares as to whether such shareholder should tender any Shares into the Offer or act on any matter relating to the proposed Offer or the Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the Merger Agreement, as well as certain publicly available business and financial information relating to the Company;

•	reviewed certain other information relating to the Company, including certain financial forecasts relating to the Company;

•	met with the Company’s management to discuss the business and prospects of the Company;

•	considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, Credit Suisse reviewed and discussed those forecasts with management of the Company and assumed, with the Company’s consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has Credit Suisse been furnished with any such evaluations or appraisals.

The Credit Suisse Opinion addressed only the fairness, from a financial point of view, to the holders of Shares of the Offer Price to be received in the Transaction and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the Shareholders’ Agreement or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the consideration or otherwise. In addition, the opinion did not express a view on any of the Company’s existing tax-related matters, including, without limitation, the tax treatment of the Company’s spin-off of its SeraNova subsidiary or the Company’s potential service tax in India. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

The Credit Suisse Opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on Credit Suisse’s analyses. Credit Suisse’s opinion did not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor did it address the Company’s underlying decision to proceed with the Transaction.

The Credit Suisse Opinion was for the information of the Board in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any shareholder of the Company as to whether such shareholder should tender any Shares into the Offer or act on any matter relating to the proposed Offer or the Merger.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of business or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company and of Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board in connection with its consideration of the Transaction and were among many factors considered by the Board in evaluating the Transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the Transaction consideration or of the views of the Board with respect to the Transaction.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board on June 13, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Public Company Analysis.

Credit Suisse reviewed financial and stock market information of the Company and the following selected publicly traded companies in the information technology services industry located in North America and outside of North America, respectively:

North America

•	Perficient, Inc.

•	Diamond Management & Technology Consultants Inc.

•	CIBER Inc.

•	Ness Technologies Inc.

•	Hackett Group Inc.

Outside of North America

•	Patni Computer Systems Ltd.

•	Syntel Inc.

•	Virtusa Corp

•	iGATE Corp.

Although none of the selected public companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

Credit Suisse reviewed the multiples of the selected companies using closing stock prices as of June 11, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 revenue and 2010 and 2011 EBITDA multiples and price to 2010 and 2011 EPS multiples for the selected public companies to corresponding financial data for the Company, using financial estimates provided by the Company management.

This analysis indicated the following implied per share equity value reference range for Company Shares, as compared to the $4.65 Offer Price to be received by the holders of Shares in the Transaction:

Implied per Share Equity Reference Range for the Company	Per Share Consideration

$3.61 — $4.67	$4.65

Selected Transaction Analysis.

Credit Suisse reviewed certain transaction values and multiples in the following selected publicly-announced transactions, which involve companies with businesses in the information technology services industry:

Acquiror	Target

Adecco S.A.	MPS Group Inc.
Xerox Corporation	Affiliated Computer Services, Inc.
Dell Inc.	Perot Systems Corporation
Software AG	IDS Scheer
Deloitte & Touche LLP	BearingPoint Inc. (Public Services Unit)
Hewlett-Packard Company	Electronic Data Systems
Spherion Corporation	Technisource, Inc.
Computer Services Corporation	First Consulting Group
NTT Data Corporation	itelligence
Wipro Limited	Infocrossing Inc.
Groupe Steria SCA	Xansa Plc
Computer Services Corporation	Covansys Corporation
Caritor, Inc.	Keane, Inc.
Capgemini	Kanbay International, Inc.
Affiliated Computer Services, Inc.	Superior Consultant Holdings Corporation
CGI Group Inc.	American Management Systems, Incorporated
Ciber, Inc.	SCB Computer Technology, Inc.
Logica Plc	CMG
International Business Machines Corporation	PwC Consulting
Keane, Inc.	Metro Information Services, Inc.

While none of the selected transactions is directly comparable with the proposed Transaction, the selected transactions involve companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

Credit Suisse reviewed, among other things, the enterprise value to latest twelve month (“LTM”) Revenue and EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. Credit Suisse then applied a range of selected LTM revenue and EBITDA multiples derived from the selected transactions to the Company’s LTM revenue and EBITDA (as of March 31, 2010). This analysis indicated the following implied per Share equity reference range for the Company, as compared to the $4.65 Offer Price to be received by the holders of Shares in the Transaction:

Implied per Share Equity Reference Ranges for the Company	Per Share Consideration

$3.58 — $4.70	$4.65

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated net present value of the unlevered after-tax free cash flows that the Company was forecasted to generate, using projected financial information that was provided by the Company’s management. Credit Suisse calculated a range of estimated terminal values for the Company by applying a range of terminal multiples of 6.0x to 8.0x. The estimated free cash flows and terminal values were then discounted to present value using discount rates ranging from 12.0% to 16.0%.

These analyses indicated the following implied per share equity range for the Company, as compared to the $4.65 Offer Price to be received by the holders of Shares in the Transaction:

Implied per Share Equity Reference Range for the Company	Per Share Consideration

$4.09 — $5.61	$4.65

Other Matters.

The Company engaged Credit Suisse as its financial advisor in connection with the proposed Merger. The Company selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company’s engagement letter with Credit Suisse, the Company has agreed to pay Credit Suisse a customary fee for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company, for which Credit Suisse has received, and expects to receive compensation. Credit Suisse and its affiliates may in the future provide financial advice and services to Parent and its respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the transaction, as well as provide investment banking and other financial services to such companies.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Our Board retained Credit Suisse to act as its financial advisor in connection with the Transactions. Credit Suisse was selected by our Board based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking and financial advisory firm. Credit Suisse, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company, for which Credit Suisse has received, and expects to receive compensation. Credit Suisse and its affiliates may in the future provide financial advice and services to Parent and its respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transactions, as well as provide investment banking and other financial services to such companies.

Pursuant to the terms of an engagement letter, Credit Suisse will receive customary fees for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse Credit Suisse for its expenses, including reasonable fees and expenses of its legal counsel, incurred in connection with its engagement and to indemnify Credit Suisse and certain related persons against certain liabilities arising out of its engagement, including liabilities arising under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the transactions described above in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements”, no transactions in Company Common Stock have been effected during the last sixty (60) days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle, or signed contract that was entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders, as described in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements.”

State Takeover Laws

The Company is incorporated under the laws of the State of New Jersey and subject to Sections 14A:10A-4 and 14A:10A-5 of the NJBCA. Such provisions of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey with its principal executive offices or significant business operations in New Jersey (a “resident domestic corporation”) may not engage in a business combination with an interested stockholder for a period of five (5) years following the interested stockholder’s becoming such, unless that business combination is approved by the board of directors of the resident domestic corporation prior to that interested stockholder’s stock acquisition date. An “interested stockholder” is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five (5) year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

In addition, after the five-year period, a resident domestic corporation may not engage in a business combination with an interested stockholder other than (1) a business combination approved by the board of directors of such resident domestic corporation prior to such interested stockholder’s stock acquisition date, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested stockholder at a meeting for such purpose, or (3) a business combination in which the interested stockholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested stockholder or available in the marketplace.

A covered New Jersey corporation may not opt out of the foregoing provisions. However, in accordance with the cited provisions of the NJBCA, on June 13, 2010, the Company Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, and took all appropriate action so that the restrictions on business combinations set forth in such provisions, with respect to the Company, will not be applicable to Parent or Purchaser by virtue of such actions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. In addition, holders of Shares are not entitled to statutory appraisal rights in connection with the Merger under the NJBCA.

Regulatory Approvals

HSR.  Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. The Company filed a Pre-merger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on June 15, 2010. Parent also filed a Pre-merger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on June 15, 2010. The initial waiting period applicable to the purchase of Shares will expire at 11:59 P.M., New York City time, 15 days following the HSR Act filing (June 30, 2010), unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Pursuant to the Merger Agreement, Purchaser is not required to accept for payment any Shares validly tendered and not properly withdrawn unless at the expiration of the Offer any applicable waiting period under the HSR Act has expired or been terminated.

Other Foreign Jurisdictions.  The Company has operations in the United Kingdom, Denmark, Japan and Saudi Arabia. It is not necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in these foreign jurisdictions. However, there can be no assurance that such governmental entities or others will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

Short Form Merger

The Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the NJBCA. Section 14A:10-5.1 of the NJBCA provides that, if a parent corporation owns at least ninety percent (90%) of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary. In accordance with Section 14A:10-5.1 of the NJBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of Top-Up Option Shares upon the exercise by Purchaser of the Top-Up Option, at least ninety percent (90%) of the outstanding Shares on a fully diluted basis, Purchaser will be eligible to effect the Merger after completion of the Offer without a vote by the Company’s shareholders, subject to compliance with certain conditions set forth in the Merger Agreement. If Purchaser acquires, pursuant to the Offer or otherwise, less than ninety percent (90%) of the outstanding Shares, the affirmative vote of a majority of votes cast by holders of the outstanding Shares will be required under the NJBCA for the approval of the Merger Agreement to effect the Merger. In such case, the Company will, as promptly as reasonably practicable following the completion of the Offer, take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of the Company’s shareholders to vote on the approval of the Merger Agreement.

If you do not tender your Shares in the Offer, and the Merger takes place, your Shares will be cancelled. You will receive the same price per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that, if you tender your Shares in the Offer, you will be paid earlier. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a shareholder of the Company. If the Merger does not close or the closing of the Merger is delayed, the Company may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. In such case, the Shares will no longer be eligible to be quoted on the OTC Bulletin Board or listed on any other market or securities exchange, in which event there may not be a public trading market for the Shares.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements as defined by the federal securities laws, which are based on the Company’s current expectations and assumptions. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the shareholders of the Company will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether the Company will be able to obtain regulatory approvals, if required, and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the SEC including, without limitation, the risk factors detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated June 21, 2010.*†
(a)(1)(ii)	Letter of Transmittal.*†
(a)(1)(iii)	Notice of Guaranteed Delivery.*†
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(vi)	Form of Summary Newspaper Advertisement as published in The New York Times on June 21, 2010.*
(a)(1)(vii)	Joint press release issued by Parent and the Company on June 14, 2010 (incorporated by reference to the Schedule 14D-9C filed by the Company on June 14, 2010)
(a)(1)(viii)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex B hereto)
(a)(2)	Letter to shareholders of the Company, dated June 21, 2010.†
(a)(5)(i)	Announcement to employees of the Company dated June 14, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 14, 2010)
(a)(5)(ii)	Announcement to customers of the Company dated June 14, 2010 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 14, 2010)
(a)(5)(iii)	Announcement to partners of the Company dated June 14, 2010 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 14, 2010)
(a)(5)(iv)	Important Stock Option Information dated June 14, 2010 (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 14, 2010)
(a)(5)(v)	Letter to employees of the Company from Parent’s Representative Director and Senior Executive Vice President (incorporated by reference to Exhibit 99.6 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 14, 2010)
(a)(5)(vi)	Excerpts from press releases (incorporated by reference to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 15, 2010)
(a)(5)(vii)	Excerpts from press releases (incorporated by reference to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on June 17, 2010)
(e)(1)	Agreement and Plan of Merger dated as of June 14, 2010 by and among the Company, Parent and the Purchaser (incorporated by reference to the Company’s Current Report on Form 8-K/A dated June 14, 2010, filed with the Securities and Exchange Commission on June 21, 2010)
(e)(2)	Confidentiality Agreement dated December 24, 2009 by and between Parent and the Company.*
(e)(3)	Shareholders’ Agreement dated as of June 14, 2010 by and among Parent, the Purchaser, SB Asia Infrastructure Fund L.P., and Venture Tech Assets Ltd. (incorporated by reference to the Company’s Current Report on Form 8-K/A dated June 14, 2010, filed with the Securities and Exchange Commission on June 21, 2010)
(e)(4)	Opinion of Credit Suisse to the Board, dated June 13, 2010 (included as Annex A hereto).†
(e)(5)	Employment Agreement effective June 30, 2005 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report on Form 8-K dated June 30, 2005, filed with the Securities and Exchange Commission on July 7, 2005)
(e)(6)	First Amendment to the Employment Agreement dated June 30, 2005 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report on Form 8-K dated April 6, 2006, filed with the Securities and Exchange Commission on April 13, 2006)
(e)(7)	Second Amendment to Employment Agreement dated June 30, 2005, between the Company and Vikram Gulati (incorporated by reference to the Company’s current report on Form 8-K dated June 8, 2006 filed with the Securities and Exchange Commission on June 12, 2006)
(e)(8)	Amendment No. 3 dated June 8, 2007 to Employment Agreement dated June 30, 2005 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report on Form 8-K dated June 8, 2007, filed with the Securities and Exchange Commission on June 13, 2007)
(e)(9)	Amendment No. 4 dated March 4, 2009 to Employment Agreement dated June 30, 2005 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report on Form 8-K dated March 4, 2009, filed with the Securities and Exchange Commission on March 9, 2009)

(e)(10)	Amendment No. 5 dated July 20, 2009 to Employment Agreement dated June 30, 2005 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report Form 8-K dated July 20, 2009, filed with the Securities and Exchange Commission on July 21, 2009)
(e)(11)	Letter Agreement dated June 14, 2010 between the Company and Vikram Gulati
(e)(12)	Employment Agreement dated June 14, 2010 between the Company and Vikram Gulati (incorporated by reference to the Company’s Current Report on Form 8-K/A dated June 14, 2010, filed with the Securities and Exchange Commission on June 21, 2010)
(e)(13)	Employment Agreement dated September 7, 2006 by and between the Company and Alok Bajpai (incorporated by reference to the Company’s Current Report on Form 8-K dated September 7, 2006, filed with the Securities and Exchange Commission on September 7, 2006)
(e)(14)	Amendment No. 1 dated February 4, 2008 to Employment Agreement dated September 7, 2006 between the Company and Alok Bajpai (incorporated by reference to the Company’s Current Report on Form 8-K dated February 4, 2008, filed with the Securities and Exchange Commission on February 4, 2008)
(e)(15)	Amendment No. 2 dated September 11 2008 to Employment Agreement dated September 7, 2006 between the Company and Alok Bajpai (incorporated by reference to the Company’s Current Report on Form 8-K dated September 11, 2008, filed with the Securities and Exchange Commission on September 11, 2008)
(e)(16)	Letter Agreement dated November 2, 2005 between the Company and Pankit Desai (incorporated by reference to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on April 30, 2010)
(e)(17)	Employment Agreement dated February 19, 2007 between the Company and Kalyan Sundaram Mahalingam (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2008)
(e)(18)	Form of Indemnification Agreement entered into by the Company and each of its directors and officers (incorporated by reference to the Company’s Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective by the Securities and Exchange Commission on September 26, 1996)
(e)(19)	Common Stock Purchase Agreement dated September 29, 2004 by and among the Company, SAIF and Venture Tech (incorporated by reference to the Company’s Current Report on Form 8-K dated September 29, 2004, filed with the Securities and Exchange Commission on October 5, 2004)
(e)(20)	Amendment No. 1 to the Common Stock Purchase Agreement dated September 29, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K dated March 25, 2005, filed with the Securities and Exchange Commission on March 25, 2005)
(e)(21)	Common Stock Purchase Agreement dated March 30, 2006 by and between the Company, SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd. (incorporated by reference to the Company’s Current Report on Form 8-K dated March 30, 2006 filed with the Securities and Exchange Commission on April 5, 2006)
(e)(22)	Termination Agreement dated as of June 14, 2010 by and among the Company, SB Asia Infrastructure Fund L.P. and Venture Tech Assets Ltd.

*	Incorporated by reference to the Schedule TO filed by Purchaser and Parent on June 21, 2010.

†	Included in materials mailed to shareholders of the Company.

Annex A:  Opinion of Credit Suisse dated June 13, 2010.

Annex B:  Information Statement of the Company dated June 21, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTELLIGROUP, INC.

By	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Dated: June 21, 2010

Annex A
June 13, 2010

Board of Directors
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, NJ 08540

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Intelligroup, Inc. (the “Company”), other than the shareholders entering into the Shareholders’ Agreement (as defined below) (collectively, the “Excluded Persons”), from a financial point of view, of the Consideration (as defined below) to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 13, 2010 (the “Merger Agreement”), by and among the Company, NTT Data Corporation (the “Parent”) and Mobius Subsidiary Corporation, a wholly owned subsidiary of the Parent (the “Purchaser”). The Merger Agreement provides, among other things, (i) that the Purchaser will commence a tender offer (the “Offer”) to purchase all of the shares of common stock, par value $0.01 per share of the Company (the “Shares”) that are issued and outstanding for $4.65 per share, net to the seller in cash (the “Consideration”) and (ii) for the merger (the “Merger”) of the Purchaser with and into the Company pursuant to which the Company will be the surviving corporation and each outstanding Share will be converted into the right to receive the Consideration. Concurrently with the execution of the Merger Agreement, certain shareholders of the Company holding Shares constituting approximately 63% of the issued and outstanding Shares will enter into a Shareholders’ Agreement (the “Shareholders’ Agreement”) pursuant to which they have agreed to tender all of their Shares in the Offer, and if applicable, vote their Shares as provided in the Shareholders’ Agreement as an inducement to Parent and Purchaser’s willingness to enter and perform their respective obligations under the Merger Agreement, provided, that if at any time prior to the termination of the Shareholders’ Agreement, the Company Board effects an Adverse Recommendation Change (as such terms are defined in the Merger Agreement) without terminating the Merger Agreement, then the shareholders will only be required to tender or vote, as applicable, 50% of such shareholders’ Shares.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including certain financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, we have reviewed and discussed such forecasts with the management of the Company and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Shares of the Consideration to be received in the Merger and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise including, without limitation, the Shareholders’ Agreement or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. Our opinion expresses no view on any of the Company’s existing tax-related matters, including, without limitation, the tax treatment of the Company’s spin-off of its SeraNova subsidiary or the Company’s potential service tax in India. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses. Our opinion does not address the merits of the Merger as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and, are currently providing and in the future we may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as financial advisor to the Company in connection with its consideration of a possible sale. We and our affiliates may in the future provide financial advice and services, to the Company, the Parent and their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Parent and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is solely for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such shareholders, other than the Excluded Persons.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Brian Gudofsky
Brian Gudofsky
Managing Director

Annex B

INTELLIGROUP, INC.

5 Independence Way
Suite 220
Princeton, New Jersey 08540
(646) 810-7400

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about June 21, 2010, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”) of Intelligroup, Inc., a New Jersey corporation (“Intelligroup” or the “Company”), to the holders of record of shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Mobius Subsidiary Corporation, a New Jersey corporation (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board of Directors,” “Company Board” or the “Board”). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 14, 2010, as such may be amended from time to time (the “Merger Agreement”), by and among NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), Purchaser and the Company.

Pursuant to the Merger Agreement, on June 21, 2010, Purchaser commenced a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company (the “Shares”), in exchange for $4.65 per Share, net to the sellers in cash without interest (referred to herein as the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 21, 2010.

The Merger Agreement provides that, among other things, following consummation of the Offer, the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and subject to certain conditions described in the Merger Agreement, Purchaser will merge with and into the Company in accordance with the New Jersey Business Corporation Act (the “NJBCA”), with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). Such Merger will constitute a change of control of the Company. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held by the Company, Parent, Purchaser or any of their respective subsidiaries), will be converted into the right to receive an amount in cash, without interest and subject to any required withholding of taxes, equal to the Offer Price.

By virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of Company Stock Options, each Company Stock Option outstanding as of immediately prior to the Effective Time will be canceled automatically at the Effective Time and will thereafter represent only the right to receive an amount of cash, if any, without interest, equal to the product of (1) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of the Common Stock subject to such Company Stock Option (such exercise price shall not actually be paid to the Company by the holder of a Company Stock Option, and with respect to each Company Stock Option for which the exercise price exceeds the Offer Price, such

Company Stock Option shall be cancelled and extinguished without consideration) and (2) the number of shares of Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time, regardless of the vested status of such Company Stock Option.

Pursuant to an option agreement with Jaffoni & Collins, the Company granted Jaffoni & Collins an option to purchase 20,000 shares of Company Common Stock effective as of June 6, 2008. In connection with the Offer, Jaffoni & Collins will be entitled to receive an amount in cash equal to the product of (a) the excess of the Offer Price over the exercise price for such option and (b) 20,000 shares, or a total of $60,000.

Purchaser may elect to terminate the Merger Agreement and abandon the Merger following the expiration of the Offer if there is a pending injunction prohibiting the Merger or the Company materially breached any of its representations or covenants set forth in the Merger Agreement prior to the expiration of the Offer. If shareholders do not tender their Shares in the Offer and Purchaser elects to abandon the Merger in accordance with the Merger Agreement, shareholders will not receive the Offer Price and will remain shareholders of the Company following the expiration of the Offer.

Additionally, following the expiration of the Offer, if Purchaser elects to abandon the Merger in accordance with the Merger Agreement, Purchaser might voluntarily take actions to deregister the Company Common Stock, resulting in less information regarding the Company and greater illiquidity for those shareholders of the Company that do not tender their Shares in the Offer.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by the Company with the SEC on June 21, 2010 and which is being mailed to shareholders of the Company along with this Information Statement, and Section 13 of the Offer to Purchase, which was filed by Purchaser with the SEC on June 21, 2010.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9 and the Merger Agreement.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

COMMON STOCK

The Common Stock is the only type of security entitled to vote at a meeting of shareholders of the Company. Each Share entitles its holder to one vote. As of June 18, 2010, 41,252,888 Shares were issued and outstanding.

RIGHT TO DESIGNATE DIRECTORS; DESIGNEES

Right to Designate Directors

The Merger Agreement provides Purchaser with the right to designate directors to the Company Board at the Acceptance Time (defined below). Subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and if requested by Parent, the Company shall use its reasonable best efforts to cause a number of Purchaser’s designees to be elected to the Company Board immediately following the purchase by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”). Purchaser is entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of votes represented by Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of votes represented by Shares then outstanding; provided, that prior to the

Effective Time, the Company Board shall have at least two (2) Continuing Directors (as defined in the Merger Agreement). The Merger Agreement provides that the Company will promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including securing the resignations of incumbent directors. The Merger Agreement also provides that at the Acceptance Time, the persons designated by Purchaser will, as nearly as practicable, constitute at least the same percentage as persons designated by Purchaser of the Company Board of each (1) committee of the Company Board, (2) board of directors of each subsidiary of the Company, and (3) committee of each such board, in each case to the extent permitted by applicable law.

Following the Acceptance Time and prior to the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, and provided that any Continuing Directors remain on the Board, (1) any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, (2) any termination of the Merger Agreement by the Company, (3) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser required by the Merger Agreement, (4) any waiver of any of the Company’s rights under the Merger Agreement or (5) any action that would prevent or materially delay the consummation of the Merger, in each case, shall require the approval of a majority of the Continuing Directors. The approval of any such matter by a majority of the Continuing Directors shall constitute the approval of such matter by the Company Board, and no other action on the part of the Company or any other director of the Company shall be required to approve such matter. Until the Effective Time, the Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include any law firm that was serving as counsel to the Company as of the date of this Agreement) and other advisors at the expense of the Company as determined in good faith by the Continuing Directors, and the authority to institute or commence any suit, action, investigation or proceeding or take any other action on behalf of the Company to enforce any provision of this Agreement. Following the Acceptance Date and prior to the Effective Time, neither Parent nor Purchaser shall take any action to remove any Continuing Director absent cause and, in such case, subject to the terms of the Company’s certificate of incorporation and bylaws.

Information with respect to the Designees

As of the date of this Information Statement, neither Parent nor Purchaser has determined who Purchaser will designate to the Company Board (the “Designees”); however, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The information provided below was provided by Parent for inclusion in this Information Statement and the Company has not made any independent verification of and makes no representation as to, its accuracy or completeness. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Potential Designees is a director of, or holds any positions with, the Company.

Parent has advised the Company that, to the best of Parent’s knowledge, except as set forth below, none of the potential Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and Parent or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

List of Potential Designees

The name, age, present principal occupation or employment, citizenship and five-year employment history of each Potential Designee are set forth below. Unless otherwise noted, the business address of each is Toyosu Center Building, 3-3, Toyosu 3-chome, Koto-ku, Tokyo 135-6033.

None of the Potential Designees is involved in legal proceedings that would have a material adverse effect on the Company.

No Potential Designee has been a party to any bankruptcy or receivership proceeding, any criminal proceeding, or has been enjoined from participating in any business, including the securities industry or otherwise during the last ten (10) years.

Name	Age	Citizenship

Takashi Enomoto	57	Japan
Kazuhiro Nishihata	53	Japan
Ryoji Fukaya	49	Japan
Koji Miyajima	44	Japan
Shigenari Oketani	41	Japan

Takashi Enomoto.  Mr. Enomoto has been Representative Director and Senior Executive Vice President of Parent since June 2009. Since May 2005, Mr. Enomoto has also been President and Chief Executive Officer of MISI Company Ltd., located at 45 West 36th St., 7th Floor, New York, NY 10018, which is in the principal business of user experience consulting and staff augmentation. Since June 2007, Mr. Enomoto has also been President and Chief Executive Officer of Construction-ec.com Co., Ltd., located at 1-7-6 Shinbashi, Minato-ku, Tokyo, Japan, which is in the principal business of providing e-commerce services. Since November 2007, Mr. Enomoto has also been President and Chief Executive Officer of NTT DATA Europe GmbH & Co. KG, located at Immermannstraße 40, 40210, Düsseldorf, Germany, which is in the principal business of supervising and managing European subsidiaries. Since June 2005, Mr. Enomoto has also been President and Chief Executive Officer of NTT Data International L.L.C. (“NDI”).

Mr. Enomoto has also previously served at Parent as (i) Director and Senior Vice President, Corporate Strategy Planning Department; (ii) Representative Director and Senior Vice President; (iii) Representative Director and Executive Vice President and Senior Executive Manager, Global Business Sector; and (iv) Representative Director and Senior Vice President and Senior Executive Manager, Global Business Sector.

Parent believes that Mr. Enomoto has the necessary qualifications and experience to serve on the Board based on his extensive experience managing information technology companies and his senior position at Parent.

Kazuhiro Nishihata.  Mr. Nishihata has been Senior Vice President and Senior Executive Manager, Global Business Sector, of Parent since June 2009. Mr. Nishihata has also been Director of NDI since November 2009.

Prior to those positions, Mr. Nishihata also served at NTT Communications Corporation as (i) Vice President, Global Business Division; (ii) Vice President, Global Network Department, Global Division; and (iii) Vice President, Global Service Department.

Parent believes that Mr. Nishihata is qualified to serve on the Board given his senior position at Parent and his management experience gained within the information technology industry.

Ryoji Fukaya.  Mr. Fukaya has been Director of NDI since January 2007. Mr. Fukaya has also been Executive General Manager, Global Business Sector, of Parent since October 2006. From June 2005 through October 2006, Mr. Fukaya served as the Senior Manager, Communications Sector, of NTT Resonant Incorporated located at 4-1, Shibaura 3-chome, Minato-ku, Tokyo.

Parent believes that Mr. Fukaya is qualified to serve on the Board given his experience in leadership positions within the information technology and consulting industries.

Koji Miyajima.  Mr. Miyajima has been Director of NDI since August 2008. Mr. Miyajima has also been Director, President, Chief Executive Officer and Treasurer of Purchaser since June 2010. Mr. Miyajima has also been General Manager, Global Business Sector, of Parent since April 2008. From April 2002 through July 2005, Mr. Miyajima served as the Senior Specialist, Research and Development Headquarters, of Parent and as the Senior Specialist of NTT DATA AGILENET L.L.C. located at 4005 Miranda Avenue, Suite 150, Palo Alto, California 94304. From July 2005 through April 2006, Mr. Miyajima served as a Senior Manager in the Business Innovation sector at Parent. From April 2006 through July 2007, Mr. Miyajima served as a Senior

Manager of the ITS Business Planning Office of the Business Innovation sector at Parent. From July 2007 through August 2008, Mr. Miyajima served as a Senior Manager of the Business Promotion Section of the Business Innovation sector at Parent.

Parent believes that Mr. Miyajima’s leadership and business experience within the information technology industry qualifies him to serve on the Board.

Shigenari Oketani.  Mr. Oketani has been Vice President and Secretary of Purchaser since June 2010. Mr. Oketani has also been Senior Manager of NDI since January 2009. From June 2005 through January 2009, Mr. Oketani served as the Assistant Accounting Manager at MISI Co., Ltd. located at 45 West 36th St., 7th Floor, New York, New York 10018.

Parent believes that Mr. Oketani’s business experience within the information technology, consulting and staffing industries qualifies him to serve on the Board.

CURRENT BOARD OF DIRECTORS

The Company’s Board is presently composed of the following members:

			Director
Nominee	Age	Position with the Company	Since

Vikram Gulati	44	President, Chief Executive Officer and Director	2005
Ravi Adusumalli(1)(2)(3)	34	Director	2004
Srinivasa Raju	48	Director, Chairman of the Board	2004
Sandeep Reddy(1)(2)(3)	41	Director	2004

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating, Corporate Governance and Qualified Legal Compliance Committee.

All directors of the Company hold office until the next Annual Meeting of Shareholders of the Company or until their respective successors are duly elected and qualified or their earlier resignation or removal.

The following biographical descriptions set forth certain information with respect to the current directors of the Company based on information furnished to the Company by each director.

Vikram Gulati.  Vikram Gulati was appointed to the Board of Directors and to the positions of President and Chief Executive Officer effective April 4, 2005. Prior to joining the Company, Mr. Gulati held a number of positions in business development and business management with Wipro Limited (“Wipro”) from 1988 through 2005. Mr. Gulati most recently served as the head of Wipro’s Global Enterprise Application Solutions Group. We believe that Mr. Gulati’s extensive knowledge of the Company’s operations, competitive challenges and opportunities gained through his position as President and Chief Executive Officer as well as his over twenty years of experience in the information technology consulting and outsourcing industry qualify him to serve on our board of directors.

Ravi Adusumalli.  Ravi Adusumalli was initially appointed to the Board of Directors of the Company in September 2004 in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SB Asia Infrastructure Fund LP (“SAIF”), and Venture Tech Assets Ltd. (“Venture Tech”), which allowed SAIF and Venture Tech to collectively designate five directors to the Company’s Board of Directors. Mr. Adusumalli joined Softbank Asia Infrastructure Fund in early 2002 and is currently a General Partner and Head of Softbank Asia Infrastructure Fund’s India operations. Prior to joining Softbank Asia Infrastructure Fund, Mr. Adusumalli was an Associate Partner with Mobius Venture Capital, a $1.25 billion early stage venture capital firm in Silicon Valley. He previously worked at Credit Suisse First Boston as an Associate and with Wasatch Funds, a mutual fund with over $9 billion in assets that specialized in small cap and micro cap companies listed on US and international exchanges. Mr. Adusumalli graduated from Cornell University with a Bachelors of Arts in Economics and Government. Mr. Adusumalli serves on the board of directors of Softbank Asia Infrastructure Fund’s investments in National Stock Exchange, MakeMyTrip, HomeShop18, One97 Communications, JustDial, Mainland China and Intelligroup. We believe that Mr. Adusumalli is qualified to serve on our board of directors due to his senior position at Softbank Asia Infrastructure Fund, his experience managing other India-based portfolio companies in the information technology industry and his extensive investment and finance experience.

Srinivasa Raju.  Srinivasa Raju was initially appointed to the Board of Directors of the Company in September 2004 in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SB Asia Infrastructure Fund LP, and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Company’s Board of Directors. Presently Mr. Srini Raju is the Managing Director and General Partner of Peepul Capital Advisors. Peepul Capital manages over USD 400 million of institutional and general partner capital across two funds. Peepul Capital Limited Partners (LP) includes some of the most reputed international funds: IFC, Sovereign Funds, Pension Funds, Endowments and Global Business Family Offices. Mr. Raju was also the founding Chief Executive Officer and Managing Director of Satyam Enterprise Solutions P Ltd (“SES”) from 1997. After the merger of SES with Satyam Computer Services in 1999, Mr. Raju left Satyam and founded iLabs Venture Capital Fund (predecessor to Peepul Capital). Mr. Raju held the position of Chief Executive Officer and Managing Director of Dun & Bradstreet Satyam Software P Ltd. (now known as Cognizant Technology Solutions). Mr. Raju graduated with Honors from NIT (R.E.C.), Kurukshetra with a Bachelor of Science in Civil Engineering and from Utah State University with a Master’s degree in Civil & Environmental Engineering. Mr. Raju is a member of the governing board of (ISB) the Indian School of Business and sponsor of the Srini Raju Center for IT and Networked Economy (CITNE) at ISB. In addition, Mr. Raju also is a founding member, major donor and active member of the Governing Council of IIIT, Hyderabad, established on public-private partnership model by leading technology companies and has become India’s leading Technology Research University over the past 10 years. Mr. Raju previously served on the board of directors of Sify Ltd. within the past five years. We believe that Mr. Raju has the necessary qualifications and experience to serve as the Company’s Chairman of the Board based on his extensive leadership and management positions within the information technology consulting and outsourcing industry, including his experience as the founding CEO of Cognizant Technology Solutions; his extensive investment and investment advisory experience; and his extensive experience managing Peepul Capital’s portfolio companies within the information technology sector.

Sandeep Reddy.  Mr. Reddy was initially appointed to the Board of Directors of the Company in September 2004 in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SAIF, and Venture Tech, which allowed SAIF and Venture Tech to collectively designate five directors to the Company’s Board of Directors. Mr. Reddy currently serves as Managing Director of Peepul Capital Management LLC, which was formerly known as iLabs Management, LLC, a fund management company.

From 2000 to 2006, Mr. Reddy served as Vice Chairman of iLabs, a private venture capital fund which invested in the domains of intellectual property in life sciences, telecommunications and technology based products and services. Mr. Reddy previously served on the board of directors of Sify Ltd. within the past five years. We believe that Mr. Reddy has the necessary qualifications and experience to serve on the Board of Directors based on his extensive investment experience and his extensive leadership and management experience, including managing iLab’s and Peepul Capital’s other portfolio companies within the information technology sector.

Director Independence

The Company’s Common Stock is not listed on a national securities exchange and therefore the Company is not subject to any corporate governance requirements regarding independence of Board or committee members. However, the Company has chosen the definition of independence contained in the NASDAQ Listing Rules as benchmark to evaluate the independence of our current directors. Under the NASDAQ Listing Rules, a director will only qualify as an “independent director” if that person is not an executive officer or employee of the Company and, in the opinion of the Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. The Board of Directors has determined that none of the current directors qualify as an “independent director” as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules. Accordingly, none of the members of the standing committees of the Board of Directors meet the independence requirements for board committee members set forth in the NASDAQ Listing Rules.

Family Relationships

There are no family relationships among our directors, management and other key personnel.

Legal Proceedings

None of the Company’s directors are involved in legal proceedings that would have a material adverse effect on the Company.

No director or officer has been a party to any bankruptcy or receivership proceeding, any criminal proceeding, or has been enjoined from participating in any business, including the securities industry or otherwise during the last ten years.

Director Qualifications

We believe that the Company and its shareholders are best served by having leadership personnel from our principal shareholders and individuals who have extensive experience in the Company’s industry and knowledge of the Company’s competitive landscape serve on our Board. We also believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. We select directors who have the highest personal and professional ethics, integrity and values; practical wisdom and mature judgment; an inquisitive and objective perspective; the willingness to engage management and each other in a constructive and collaborative fashion; and a commitment to representing the long-term interests of all our shareholders. In addition, directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serving on the Board for an extended period of time. Please refer to the biographies of each of our directors for a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director.

Attendance and Committees of the Board of Directors

There were five (5) meetings of the Board of Directors during 2009. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors held during the period in which he or she served as a director and the total number of meetings held by the committee on which he or she served during the period, if applicable. The Company encourages, but does not require, Board members to attend the annual meeting of shareholders. Last year Mr. Gulati attended the annual meeting of shareholders.

The Board established three standing committees — Audit Committee, Compensation Committee and Nominating, Corporate Governance and Qualified Legal Compliance Committee — each of which operates under a charter that has been previously approved by the Board. Current copies of each committee’s charter are attached as Exhibits B, C and D, respectively, to this Information Statement. Copies of such charters are currently available on the Company’s website. During the fiscal year ended December 31, 2009, the Audit Committee met four (4) times and the Compensation Committee met two (2) times. No member of any of the committees is an employee of the Company.

Audit Committee

The Audit Committee is responsible for:

•	appointing, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing and assessing our risk management policies;

•	establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

As noted under “Director Independence”, the Company’s Common Stock is not listed on a national securities exchange, and therefore the Company is not subject to the listing standards for audit committees set forth in Rule 10A-3 of the Exchange Act. The members of the Company’s Audit Committee are Messrs. Adusumalli and Reddy, each of whom is affiliated with the Company’s majority shareholders and therefore not “independent” as defined in Rule 10A-3 for listed companies.

Audit Committee Financial Expert.  The Company currently lacks an “audit committee financial expert.” Although none of the members of the Audit Committee meet the technical definition of “audit committee financial expert”, and the Company is not required to have an “audit committee financial expert” because its Common Stock is not listed on a national securities exchange, the Board has determined that the members of the Audit Committee are sufficiently financially sophisticated to perform their roles and responsibilities as members of the Audit Committee.

Nominating, Corporate Governance and Qualified Legal Compliance Committee (“Nominating Committee”).

The Nominating Committee was established in October 2004 when the Company’s Board of Directors determined to combine its Corporate Governance and Nominating Committee and its Qualified Legal Compliance Committee to form a single Committee. The primary functions of the Nominating Committee include:

•	considering, recommending and preparing a slate of nominees to stand for election as directors at each Annual Meeting of Shareholders;

•	developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company;

•	consider nominees that are recommended by shareholders of the Company;

•	overseeing the evaluation of the Board; and

•	receiving, reviewing, investigating and responding to reports from attorneys (both in-house and law firm counsel) reporting evidence of a material violation in accordance with the rules and regulations promulgated under Section 307 of the Sarbanes-Oxley Act of 2002 and adopted as Part 205 of the SEC’s rules and regulations developing and recommending to the Board of Directors corporate governance principles.

Membership.  The Board of Directors appoints members of the Nominating Committee. The Board of Directors may remove members of the Nominating Committee from such committee, with or without cause. The Nominating Committee currently consists of Messrs. Adusumalli and Reddy (Chairman). Each of these directors is affiliated with a shareholder who owns in excess of ten percent (10%) of the Company’s outstanding Common Stock and therefore the Board of Directors has determined that neither director serving on the Nominating Committee is independent as defined under NASDAQ’s listing rules.

The Nominating Committee is responsible for identifying and recommending to the Board of Directors the nominees for election as directors at any meeting of shareholders and the persons to be elected by the Board to fill any vacancies on the Board of Directors. The Nominating Committee may decide to retain a search firm to identify potential director nominees.

Shareholders may recommend individuals to the Nominating Committee for consideration as potential Director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of Common Stock for at least a year as of the date such recommendation is made, to Nominating Committee, c/o Corporate Secretary, Intelligroup, Inc., 5 Independence Way, Suite 220, Princeton, NJ 08540.

Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

The Board of Director’s criteria for selecting directors are set forth in the Company’s Corporate Governance Guidelines (the “Guidelines”). A copy of the Corporate Governance Guidelines is attached as Exhibit A. The Nominating Committee is required to use such criteria and the principles set forth in such Guidelines to guide its director selection process. The Nominating Committee is responsible for reviewing with the Board of Directors, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board of Directors as a whole. The Nominating Committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by shareholders.

Selection Criteria.  The Nominating Committee is required to use the criteria and principles set forth in its Guidelines to guide its director selection process. The Nominating Committee is responsible for reviewing with the Board of Directors, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board of Directors as a whole. The Nominating Committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by shareholders. According to the Guidelines, general criteria for nomination as a director include:

•	nominees should have a reputation for integrity, honesty and adherence to high ethical standards;

•	nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company;

•	nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees;

•	nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders;

•	nominees should not have, nor appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all the Company’s shareholders and to fulfill the responsibilities of a director; and

•	nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

The re-nomination of existing directors based on continuing qualification under the criteria set forth above. In addition, the Nominating Committee shall consider the existing directors’ performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education. The backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.

The Nominating Committee did not receive any nominations from any shareholder or group of shareholders that owned more than five percent (5%) of the Company’s Common Stock for at least one year in connection with the Company’s 2010 Annual Meeting of Shareholders.

Compensation Committee.

The Compensation Committee is responsible for the administration of all salary and incentive compensation plans for our officers and key employees, including bonuses. In addition, our Compensation Committee has the following principal duties:

•	annually reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer’s compensation;

•	determining our Chief Executive Officer’s compensation;

•	reviewing and approving, or making recommendations to the Board of Directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our equity incentive plans and reviewing and approving cash incentive plans; and

•	reviewing and making recommendations to the Board of Directors with respect to director compensation.

The Compensation Committee administers the Company’s 2004 Equity Incentive Award Plan and approves salaries and certain incentive compensation for the Chief Executive Officer and other Named Executive Officers of the Company. The Compensation Committee currently consists of Messrs. Adusumalli and Reddy. The Compensation Committee is authorized to retain and terminate any compensation consultant in connection with the evaluation of executive officer compensation. The Compensation Committee is also authorized to engage independent legal, accounting and other advisors it deems necessary to carry out its responsibilities. In the past three (3) years, the Compensation Committee has not delegated any of its duties to independent advisors or retained the services of any compensation consultant. The Compensation Committee, in its discretion, may invite the Chief Executive Officer of the Company and/or the Secretary of the Company to be present during the approval of, or deliberations with respect to, executive officer compensation, other than the compensation of the Chief Executive Officer. The Chief Executive Officer of the Company plays a limited role in recommending the amount or form of the compensation for executive officers, other than himself, but the final determination is made by the Compensation Committee.

Board Leadership Structure and Role in Risk Oversight

Currently, two separate individuals serve as our Chairman of the Board and our Chief Executive Officer. We do not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate. Separating these two positions allows our Chief Executive Officer to focus on our day-to-day operations and development, while allowing our Chairman to focus on leading our Board in its oversight of senior management and understanding of the Company’s business and industry. We believe this leadership structure is appropriate for our Company at this time because of our size and the size of our Board.

While the Company Board is ultimately responsible for risk oversight at our Company, our Audit Committee and our Compensation Committee assist the Company Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Compensation Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The Company also has an internal auditor who has discreet risk oversight responsibilities and reports to the Chief Financial Officer.

Shareholder Communications

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, and subject to advice from legal counsel, the Secretary of Intelligroup is primarily responsible for monitoring communications from shareholders and for providing copies or summaries of such communications to the Board of Directors as he considers appropriate.

Shareholders who wish to communicate with the Board of Directors or the Nominating Committee should address their communications to the Board of Directors, Intelligroup, Inc., 5 Independence Way, Suite 220, Princeton, NJ 08540, Attention: Secretary.

Code of Business Conduct and Ethics

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of our shareholders. Our Board of Directors has adopted a Code of Business Conduct and Ethics. You can access our Code of Business Conduct and Ethics on our website located at www.intelligroup.com or by writing to our Secretary at our offices at 5 Independence Way, Suite 220, Princeton, NJ 08540. Any substantive amendment to, or waiver from, any provision of the code of ethics with respect to any senior executive or financial officer will be posted on this website or in a current report on Form 8-K.

Report of the Audit Committee of the Board of Directors.

The following report of the Audit Committee is not to be deemed “soliciting material” or deemed to be “filed” with the SEC (irrespective of any general incorporation language in any document filed with the SEC) or subject to Regulation 14A of the Exchange Act or to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed with the SEC.

The Audit Committee of the Company’s Board of Directors is currently composed of two (2) members and acts under a written charter as amended and approved on November 29, 2005. The Company’s securities are not currently listed on a national securities exchange. During fiscal year 2009, the Audit Committee initially consisted of three (3) members, one of whom, Ajit Isaac, was deemed an independent director as defined in NASDAQ Listing Rule 5605(a)(2). During the year ended December 31, 2009, Mr. Isaac declined to stand for re-election to the Company’s Board of Directors and his term as a director ended effective with the Company’s 2009 Annual Meeting of Shareholders. The Audit Committee was reconstituted to consist of two (2) members, neither of whom is considered “independent” under NASDAQ Listing Rule 5605(a)(2). The current members of the Audit Committee possess the financial sophistication required by its charter and NASDAQ’s Listing Rules. The Audit Committee currently lacks an “audit committee financial expert” as defined in the Sarbanes Oxley Act of 2002. The Audit Committee held four meetings during 2009.

Management is responsible for the preparation of the Company’s financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. The Company’s independent registered public accounting firm is responsible for performing an independent audit of the Company’s annual financial statements. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2009 and has discussed these financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee has also received from, and discussed with, the Company’s independent registered public accounting firm various communications that such independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standard 114 (Communication with Audit

Committees) and standards from the Public Company Accounting Oversight Board and the SEC. These standards require the Company’s independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

•	methods used to account for significant unusual transactions;

•	judgments about the quality of the Company’s accounting principles;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the conclusions of the Company’s registered public accounting firm regarding the reasonableness of those estimates;

•	disagreements with management over the application of accounting principles, the basis for management’s accounting estimates and the disclosures in the financial statements;

•	significant deficiencies and material weaknesses identified during the audit;

•	critical accounting policies and practices; and

•	material alternative accounting treatments discussed with the Company.

The Company’s independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rules 3524 and 3526. Rule 3526 requires auditors annually to disclose in writing all relationships that, in the auditor’s professional opinion, may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. Rule 3524 requires auditors to disclose the scope and fee arrangement for all proposed tax services in writing and engage in a discussion regarding the potential effects of these services on auditor independence. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence from Intelligroup. The Audit Committee also considered whether the independent registered public accounting firm’s provision of certain other non-audit related services to the Company is compatible with maintaining such firm’s independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

By the Audit Committee of the Board
of Directors of Intelligroup, Inc.
Ravi Adusumalli
Sandeep Reddy

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers.

Name	Offices Held	Date of First Election	Age

Vikram Gulati	President and Chief Executive Officer	2005	44
Alok Bajpai	Chief Financial Officer and Treasurer	2006	44
Kalyan Sundaram Mahalingam	Chief Operating Officer, Intelligroup Asia	2007	44
Pankit Desai	Senior Vice President of Sales, North America and Europe	2009	40

All executive officers serve at the discretion of the Board.

Vikram Gulati.  Mr. Gulati has been President and Chief Executive Officer and a director of the Company since April 2005. His complete biography is set forth above under the caption “Current Board of Directors.”

Alok Bajpai.  Alok Bajpai is a rank holder Chartered Accountant from India, Certified Public Accountant from the U.S. and a Management Graduate from Manchester Business School, UK. Prior to Intelligroup, Mr. Bajpai served as Associate Vice President, Finance and Accounting at Infosys Limited from May 2004 to September 2006 and managed their global accounts function. Prior to Infosys, from 1999 to 2004, Mr. Bajpai worked at Port Fish Private Limited, a Canadian company, as their Controller. He started his career with HCL Technologies Limited in 1988 and worked with ICIM and Pepsico Restaurants in India before moving to Nigeria to work with a Belgian organization. Mr. Bajpai then moved to Canada and worked as Head of Finance at the aforementioned Canadian company for about 5 years. In these various organizations Mr. Bajpai has been in senior management positions and has played operational, as well as, strategic roles.

Kalyan Sundaram Mahalingam.  Mr. Kalyan Sundaram Mahalingam joined Intelligroup Asia (defined below) in March 2007. He was promoted to Chief Operating Officer of Intelligroup Asia on July 1, 2007. Prior to Intelligroup, from March 2006 to March 2007, Mr. Mahalingam served as Vice President — GRM and Enterprise Application Services Practice at Keane, Inc. From May 1993 through February 2006, Mr. Mahalingam was employed by Wipro in several positions; most recently he was General Manager, Enterprise Applications Services. He has held many positions in practice building, delivery, quality and key positions in finance. He holds a Bachelor of Commerce from Bharathiyar University, Coimbatore, India and a Chartered Accountant from the Institute of Chartered Accountants of India in New Delhi.

Pankit Desai.  Mr. Desai joined Intelligroup in December 2005. Effective January 1, 2009, he took over responsibility as Senior Vice President, Sales for North America and Europe. Prior to joining Intelligroup, Mr. Desai was with Wipro from November 2000 to December 2005 where he managed strategic accounts and the southwest region of the US. Before Wipro he worked with IBM as a country manager for the AS/400 product group, Cognizant Technologies and CMC Limited. Mr. Desai has a Bachelor’s in Engineering and MBA from India.

None of the Company’s current executive officers is related to any other executive officer or director of the Company. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

EXECUTIVE COMPENSATION

Introduction

This discussion presents the principles underlying our executive officer compensation program. Our goal in this discussion is to provide the reasons why we award compensation as we do and to place in perspective the data presented in the tables that follow this discussion with respect to the Company’s executive officers as of fiscal 2009 year-end. The focus is primarily on our executive’s 2009 compensation, but some historical and forward-looking information is also provided to put 2009 information in context.

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning compensation for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2009 and December 31, 2008, which was awarded to, earned by or paid to each person who served as our principal executive officer at any time during 2009 and our two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers as of December 31, 2009 (collectively, the “Named Executive Officers”).

									Changes in
									Pension Value
									and
									Nonqualified
								Non-Equity	Deferred
						Stock	Option	Incentive Plan	Compensation		All Other
Name and Principal		Salary		Bonus		Awards	Awards	Compensation	Earnings		Compensation		Total
Position	Year	($)		($)		($)	($)	($)	($)		($)		($)

Vikram Gulati	2009	$225,000		$251,100	(1)						$1,482	(3)	$477,582
President and Chief Executive Officer	2008	$225,000		$284,870	(2)						$4,500	(3)	$514,370
Alok Bajpai	2009	$114,649	(4)	$35,523	(5)				$510	(4)(6)	$26,408	(4)(7)	$177,090
Chief Financial Officer	2008	$122,871	(8)	$96,971	(9)				$3,703	(6)(8)	$24,031	(7)(8)	$247,576
Pankit Desai	2009	$200,000		$85,732	(10)						$3,791	(3)	$289,523
Senior Vice President of Sales, North America and Europe

(1)	Consists of an annual bonus of $246,200 paid to Mr. Gulati and a bonus of $4,900 awarded to Mr. Gulati in accordance with the Profit-Sharing Bonus Plan for 2009. See the discussion under the heading “Profit-Sharing Bonus Plan” below for additional detail regarding the Profit- Sharing Bonus Plan.

(2)	Consists of an annual bonus of $236,700 paid to Mr. Gulati and a bonus of $48,170 awarded to Mr. Gulati in accordance with the principles of the Company’s Profit-Sharing Bonus Plan. See the discussion under the heading “Profit-Sharing Bonus Plan” below for additional detail regarding the Profit-Sharing Bonus Plan.

(3)	Represents matching contributions to the Company’s defined contribution plan in accordance with our standard employment policies.

(4)	Based upon the exchange rate of 46.53 Indian Rupees to $1 as of December 31, 2009. Such amounts were actually paid in Indian Rupees.

(5)	Consists of an annual bonus of $30,661 paid to Mr. Bajpai and a bonus of $4,900 awarded to Mr. Bajpai in accordance with the Profit-Sharing Bonus Plan for fiscal 2009. See the discussion under the heading “Profit-Sharing Bonus Plan” below for additional detail regarding the Profit-Sharing Bonus Plan. The annual bonus amount is based upon an exchange rate of 46.53 Indian Rupees to $1 and was actually paid in Indian Rupees.

(6)	Represents the increase in value during 2009 of the post-employment benefit payable under the India Gratuity Plan. Payment of such post-employment-benefits under the India Gratuity Plan is contingent upon completion of five years of continuous service.

(7)	Represents Indian Provident Fund matching contributions and monthly installment payments for the Company car, which represent the aggregate value of monthly payments made by the Company for a car which is leased by the Company for the applicable employee’s benefit and use, paid in accordance with our standard employment practices.

(8)	Based upon the exchange rate of 48.71 Indian Rupees to $1 as of December 31, 2008. Such amounts were actually paid in Indian Rupees.

(9)	Consists of an annual bonus of $46,064 paid to Mr. Bajpai and a bonus of $49,381 awarded to Mr. Bajpai in accordance with the principles of the Company’s Profit-Sharing Bonus Plan. See the discussion under the heading “Profit-Sharing Bonus Plan” below for additional detail regarding the Profit-Sharing Bonus Plan. The annual bonus amount is based upon an exchange rate of 48.71 Indian Rupees to $1 and was actually paid in Indian Rupees.

(10)	Consists of an annual bonus of $80,832 paid to Mr. Desai and a bonus of $4,900 award to Mr. Desai in accordance with the Profit-Sharing Bonus Plan for 2009. See the discussion under the heading “Profit-Sharing Bonus Plan” below for additional detail regarding the Profit- Sharing Bonus Plan.

Employment Agreements

Vikram Gulati

The Company entered into a five year employment agreement, as amended, with Vikram Gulati, our Chief Executive Officer and President, effective June 30, 2005 (as amended, the “Gulati Employment Agreement”). The Gulati Employment Agreement provides for, among other things: (i) an annual base salary of $225,000; (ii) a potential annual bonus in the amount of $275,000, subject to Mr. Gulati meeting certain objectives to be agreed upon with us; (iii) a grant of 500,000 stock options exercisable at $1.45 per share and a subsequent grant in 2006 of 400,000 options at $1.60; (vi) reimbursement of all reasonable relocation expenses incurred by Mr. Gulati; and (v) twenty-four months of severance pay (which shall consist of base salary plus the incentive compensation as set forth in Section 4.2 of the Gulati Employment Agreement) commencing upon termination of the Gulati Employment Agreement for reasons other than cause (as defined in the Gulati Employment Agreement). In addition the Gulati Employment Agreement provides that upon the effectiveness of a change in control (as defined in the Gulati Employment Agreement): (a) option vesting shall be accelerated by twelve (12) months for all the remaining options, to the extent not vested and exercisable, and (b) in the event Venture Tech should own less than ten (10%) of our outstanding shares or we terminate Mr. Gulati’s employment or change Mr. Gulati’s role (as defined in the Gulati Employment Agreement) all remaining options, to the extent not vested and exercisable, shall become fully vested and exercisable.

The Gulati Employment Agreement expires on June 30, 2010. In connection with the negotiation and execution of the Merger Agreement, Parent negotiated a new employment agreement with Mr. Gulati (the “New Employment Agreement”), which will become effective upon the Effective Time of the Merger (the “Effective Date”) and will supersede the terms of the Gulati Employment Agreement. Because the Effective Date of the New Employment Agreement may commence after the expiration of the Gulati Employment Agreement, the Compensation Committee of the Company’s Board of Directors agreed to extend the term of the Gulati Employment Agreement until the earlier of the date the New Employment Agreement goes into effect or the date the Merger Agreement is terminated. Mr. Gulati and the Company entered into a letter agreement, dated June 14, 2010, to evidence the extension of the Gulati Employment Agreement.

Under the New Employment Agreement, Mr. Gulati will (i) serve as the Company’s President and Chief Executive Officer, (ii) be paid a base salary of $225,000, (iii) participate in annual bonus plans, pursuant to which, Mr. Gulati will be eligible to receive a cash bonus in the target amount of $275,000 based on the Company’s achievement of certain performance goals, and (iv) be eligible to participate in long term incentive plans, which will entitle Mr. Gulati to a cash bonus based on the achievement of certain performance goals over certain time periods.

Under the New Employment Agreement, Mr. Gulati will also receive a retention bonus in the amount of $168,750 if he remains employed through the first anniversary of the Effective Date and a retention bonus in the amount of $112,500 if he remains employed through the second anniversary of the Effective Date. Mr. Gulati’s receipt of any retention bonus under the New Employment Agreement is conditioned on Mr. Gulati timely executing a release of claims in favor of the Company and related parties and his continued compliance with certain restrictive covenants set forth in his New Employment Agreement. The New Employment Agreement also provides for severance payments in the event Mr. Gulati is terminated in certain circumstances.

The New Employment Agreement also includes customary restrictive covenants concerning confidentiality, non-solicitation, non-competition, and non-disparagement. The non-solicitation and non-disparagement provisions expire on the second anniversary of Mr. Gulati’s termination date and the non-competition provision expires on the later of (i) the second anniversary of the Effective Date and (ii) the first anniversary of Mr. Gulati’s termination date.

Alok Bajpai

We entered into a four year employment agreement, as amended, with Alok Bajpai effective September 7, 2006. The Agreement, as amended, provides for: (i) annual base salary of 66,66,667 Indian rupees (equivalent to approximately $144,896 based on the exchange rate as of June 18, 2010); (ii) a potential annual bonus in the amount of fifty percent of Mr. Bajpai’s annual base salary, subject to Mr. Bajpai meeting certain objectives to be agreed upon with us; (iii) stock options exercisable for 200,000 shares of our Common Stock to be issued on the effective date of the agreement with a strike price equal to Fair Market Value (as defined in the 2004 Plan) which vest in equal quarterly installments over four years; (iv) a six (6) month notice period or six (6) months of salary in lieu of notice in the event we terminate the Agreement for reasons other than cause and (v) a three (3) month notice period in the event Mr. Bajpai terminates the Agreement. The Agreement also provides that upon the effectiveness of a Change in Control the vesting for all of the remaining options shall be accelerated by twelve (12) months as of the effective date of the Change of Control, and that all of the remaining option shares, to the extent not vested and exercisable, shall become fully vested and exercisable in the event that we terminate Mr. Bajpai’s employment.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Bajpai of 7,423,636 Indian rupees (equivalent to approximately $161,103 based on the exchange rate as of June 13, 2010) and a potential annual bonus in the amount of fifty-five percent (55%) of Mr. Bajpai’s annual base salary.

Pankit Desai

Mr. Desai’s employment agreement provides for: (i) annual base salary, which was initially set at $170,000, and is currently, $200,000; (ii) a potential annual bonus in the amount of fifty percent of Mr. Desai’s annual base salary, subject to Mr. Desai meeting certain objectives to be agreed upon with us; (iii) an initial stock option grant exercisable for 50,000 shares of our common stock issued on Mr. Desai’s start date with a strike price equal to Fair Market Value (as defined in the 2004 Plan), which vest in equal quarterly installments over four years; (iv) three months of salary and reimbursement of COBRA premiums in the event we terminate Mr. Desai’s employment for reasons other than cause; and (v) reimbursement of relocation costs up to $60,000.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Desai of $210,000 and a potential annual bonus in the amount of eighty percent (80%) of Mr. Desai’s annual base salary.

Kalyan Sundaram Mahalingam

Intelligroup Asia Pvt. Ltd. (“Intelligroup Asia”) entered into an employment agreement with Kalyan Sundaram Mahalingam (as amended, the “Mahalingam Agreement”) on February 19, 2007. The Mahalingam Agreement provides for (i) an initial annual base salary of approximately 55,00,000 Indian rupees (approximately $119,539 based on the exchange rates as of June 18, 2010) (ii) eligibility for an annual bonus amount up to 14,00,000 Indian rupees (approximately $30,428 based on the exchange rates as of June 18, 2010), and (iii) three (3) months base salary as severance in the event Mr. Mahalingam’s employment is terminated for reasons other than cause (as defined in the Mahalingam Agreement). Upon the effectiveness of a Change in Control event (as defined in the Mahalingam Agreement), the vesting of Mr. Mahalingam’s options will accelerate by twelve (12) months, and in the event Mr. Mahalingam’s employment is terminated by the Company or the Company attempts to change Mr. Mahalingam’s role, the vesting and exercisability for all of Mr. Mahalingam’s remaining options will accelerate by an additional twelve (12) months.

On June 13, 2010, the Compensation Committee of the Board of Directors approved the Chief Executive Officer’s recommendations for increases in the annual salary for members of the Company’s senior management team, which increases will become effective on July 1, 2010. In connection with this approval, the Compensation Committee approved an annual base salary for Mr. Mahalingam of 6,758,400 Indian rupees

(equivalent to approximately $146,889 based on the exchange rate as of June 18, 2010) and eligibility for annual bonus up to fifty percent (50%) of Mr. Mahalingam’s annual base salary.

Other Employment Agreements

In addition to the foregoing, we generally enter into indemnification agreements with each of our executive officers and directors pursuant to which we have agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

Substantially all of our employees have agreed, pursuant to written agreements, not to compete with us, not to disclose our confidential information and not to solicit our employees.

Bonuses and New Employment Arrangements

As of the date of this Information Statement, other than the New Employment Agreement with the Company’s Chief Executive Officer, there are no employment agreements between Parent and any member of the Company’s senior management team. Parent has informed the Company that it currently intends to retain certain members of the Company’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Additionally, SB Asia Infrastructure Fund L.P. (“SAIF”) and Venture Tech Assets Ltd. (“Venture Tech”, and together with SAIF, the “Principal Shareholders”) have advised the Board of Directors that, subject to the Principal Shareholders’ receipt of their respective proceeds from the Offer, they intend to pay a one-time cash bonus to the Company’s named executive officers (other than the Chief Executive Officer) and certain members of the Company’s senior management team in recognition of their significant contributions to the Company’s success. The Principal Shareholders have advised the Board of Directors that the total amount of the payments by the Principal Shareholders will not exceed $1,250,000 and the allocation of the bonuses to be paid to these employees will be determined by the Company’s Chief Executive Officer in his sole discretion. The Principal Shareholders have also advised the Company that in recognition of Mr. Gulati’s significant contributions to the Company’s success, they have agreed to pay the legal expenses incurred by Mr. Gulati in connection with the negotiation of the New Employment Agreement, which are expected to be approximately $50,000.

Profit-Sharing Bonus Plan

We adopted a Profit-Sharing Bonus Plan for fiscal year 2009 (the “2009 Plan”) in which certain members of the senior management team, including our Named Executive Officers, may be eligible to participate. The 2009 Plan was approved pursuant to resolutions duly adopted by the Compensation Committee of the Company Board and the 2009 Plan participants are subject to further approval by the Compensation Committee. The 2009 Plan provides for, among other things, (i) the incentive-based cash awards shall be determined based upon the EBITDA achieved during the applicable fiscal year relative to the EBITDA achieved during the immediately preceding fiscal year and relative to the target EBITDA for the applicable fiscal year (for purposes of the 2009 Plan, when calculating EBITDA the Company shall exclude stock option expense from such calculation), (ii) ten percent (10%) of any incremental increase in EBITDA from 2008 to 2009 and thirty percent (30%) of any incremental EBITDA achieved over the target EBITDA for fiscal year 2009 shall be allocated for the payment of incentive-based cash awards to be paid pursuant to the 2009 Plan and (iii) the bonuses awarded pursuant to the 2009 Plan shall be payable in two (2) equal annual installments commencing after the close of fiscal year 2009, subject to continued employment of the 2009 Plan participants at the time of payment. On February 28, 2010, the Compensation Committee decided to pay the bonuses awarded pursuant to the 2009 Plan in one lump sum payment of $4,900 due to the small dollar value of the awards.

We also approved cash awards for our senior management team, including our Named Executive Officers with respect to fiscal year 2008. Such cash awards approved were determined in accordance with the principles of the 2009 Plan, except that such cash awards were reduced to fifty percent (50%) of the amount calculated pursuant to the 2009 Plan. Pursuant to such Compensation Committee approval, members of our senior management team, including each of its Named Executive Officers, received cash awards payable in two (2) equal installments as follows: $24,085 payable following fiscal 2008 and $24,085 payable at the end of 2009, subject to their continued employment.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth the outstanding stock options for each Named Executive Officer as of December 31, 2009.

	Option Awards
			Equity
			Incentive
			Plan
			Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option
	Options	Options	Unearned	Exercise	Option
	(#)	(#)	Options	Price	Expiration
Name	Exercisable	Unexercisable	(#)	($)	Date

Vikram Gulati	500,000 (1)	—	—	$1.45	6/30/2015
	400,000 (2)	—	—	$1.60	1/10/2016
Alok Bajpai	162,500 (3)	37,500 (3)	—	$1.40	9/7/2016
Pankit Desai	50,000 (4)	—	—	$1.52	12/12/2015
	10,156 (5)	2,344		$1.60	08/08/2016

(1)	One-sixteenth of such options vested immediately on the date of grant, June 30, 2005, and the remaining options vested in fifteen (15) equal quarterly installments commencing on September 30, 2005.

(2)	75,000 of such options vested immediately upon the date of grant, January 10, 2006. The remaining 325,000 shares vested in thirteen (13) equal quarterly installments through April 1, 2009.

(3)	Such option vests in sixteen (16) equal quarterly installments commencing on December 7, 2006.

(4)	Such option vested in sixteen (16) equal quarterly installments commencing on March 12, 2006.

(5)	Such option vests in sixteen (16) equal quarterly installments commencing on November 8, 2006.

Director Compensation

The following table sets forth certain information regarding the compensation earned by our non-employee directors for service as a director during 2009.

	Fees
	Earned			Non-Equity	Nonqualified
	or			Incentive	Deferred	All
	Paid in	Stock	Option	Plan	Compensation	Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Ravi Adusumalli	$20,000	—	—	—	—	—	$20,000
Ajit Isaac(1)	$2,219	—	—	—	—	—	$2,219
Babar Khan(2)	$2,219	—	—	—	—	—	$2,219
Srinivasa Raju	$20,000	—	—	—	—	—	$20,000
Sandeep Reddy	$20,000	—	—	—	—	—	$20,000

(1)	Mr. Isaac’s term as a member of the Board of Directors expired at the 2009 annual meeting of shareholders on June 11, 2009.

(2)	Mr. Khan resigned from the Company’s the Board of Directors effective September 30, 2009 in connection with his decision to leave SB Asia Infrastructure Fund to pursue other opportunities.

Our policy for compensating non-employee directors provides for the following payments: (i) for Committee Chairpersons and the Chairman of the Company Board $20,000 annual fee to be paid in arrears after our Annual Shareholders’ Meeting (such annual fee shall be pro-rated for Chairpersons who serve less than one year) and (ii) for directors not covered in subsection (i) $5,000 annual fee to be paid in arrears after our Annual Shareholders’ Meeting (such annual fee shall be pro-rated for directors who serve less than one year). We reimburse directors for reasonable travel expenses incurred when traveling on Company business. Members of the Company Board, including non-employee directors, also are eligible to receive option grants pursuant to the 2004 Equity Incentive Award Plan (the “2004 Plan”). We did not issue any option grants to any of our non-employee directors during 2009.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Adusumalli and Reddy. No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries.

None of our executive officers serve as members of the board of directors or compensation committee of any entity which has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

The Company is a party to a lease agreement with iLabs. Mr. Reddy is affiliated with iLabs. See the disclosure under “Certain Relationships and Related Transactions and Director Independence”.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 (a) of the Exchange Act (“Section 16(a)”) requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file statements on Form 3, Form 4 and Form 5 of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by the regulation to furnish us with copies of all Section 16(a) reports that they file.

Except as set forth below, based solely on a review of the copies of the Forms 3, 4 and 5 and amendments that we received with respect to transactions during 2009, we believe that all such forms were filed on a timely basis.

Mr. Desai filed a Form 4 on September 21, 2009. Such Form 4 should have been filed no later than September 16, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 8, 2010, with respect to: (i) persons known to us to be beneficial holders of five percent (5%) or more of the outstanding Shares of our Common Stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each such person is c/o Intelligroup, Inc., 5 Independence Way, Suite 220, Princeton, New Jersey 08540.

	Amount and Nature of
	Beneficial Ownership(1)
	Common Stock
Beneficial Owner	Shares		%

SB Asia Infrastructure Fund LP(2) Ugland House, P.O. Box 309 George Town, Grand Cayman Cayman Islands	26,121,732	(3)	63.3%
Venture Tech Assets Ltd.(4) 4 Whitcome Mews Richmond TWP 4BT United Kingdom	26,121,732		63.3
Vikram Gulati(5) Chief Executive Officer, President and Director	900,000		2.1
Ravi Adusumalli Director	—		*
Sandeep Reddy(6) Director	11,023,694		26.7
Srinivasa Raju Director	—	(7)		*
Alok Bajpai(8) Chief Financial Officer	187,500			*
Kalyan Sundaram Mahalingam(9) Chief Operating Officer, Intelligroup Asia	75,000			*
Pankit Desai (10) Senior Vice President of Sales, North America and Europe	76,218			*
All executive officers and directors as a group (7 persons) (11))	12,262,412		28.9%

Notes to Security Ownership table

*	Less than 1%.

(1)	Each beneficial owner’s percentage ownership of Common Stock is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of June 8, 2010 have been exercised or converted. Options and warrants that are not exercisable within 60 days of June 8, 2010 have been excluded. Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.

(2)	SB Asia Pacific Partners LP is the sole general partner of SAIF. The address for SB Asia Pacific Partners LP is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB Asia Pacific Investments Limited is the sole general partner of SB Asia Pacific Partners LP. The address for SB Asia Pacific Investment Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. Asia Infrastructure Investments Limited is the sole shareholder of SB Asia Pacific Investment Limited. The address for Asia Infrastructure Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. SB First Singapore Pte. Ltd. is the voting shareholder of Asia Infrastructure Investments Limited that exercises control with respect to Asia Infrastructure Investments Limited’s interest in SB Asia Pacific Investments Limited. The address for SB First Singapore Pte. Ltd.

is 8 Cross Street, #11-000 PwC Building, Singapore, 048424. SOFTBANK Corp. is the sole shareholder of SB First Singapore Pte. Ltd. The address for SOFTBANK Corp. is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501.

(3)	Represents 15,098,038 shares of Common Stock held by SAIF and an aggregate of 11,023,694 shares of Common Stock held by Venture Tech. SAIF is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004, as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among the Company, SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement,” and together with the 2004 Purchase Agreement, the “Purchase Agreements”). Pursuant to the Purchase Agreements, Venture Tech acquired an aggregate of 9,215,687 shares of Common Stock. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, SAIF may be deemed a group with Venture Tech within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the 11,023,694 shares of Common Stock beneficially owned by Venture Tech. SAIF disclaims such beneficial ownership. SAIF has the sole power to vote or direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock. Because of its position as the sole general partner of SAIF, SB Asia Pacific Partners LP has the sole power to vote or direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock. Because of its position as sole general partner of SB Asia Pacific Partners LP, SB Asia Pacific Investment Limited has the sole power to vote or direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock. Because of its position as the sole shareholder of SB Asia Pacific Investment Limited, Asia Infrastructure Investments Limited has the sole power to vote or direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock. Because of its position as the voting shareholder of Asia Infrastructure Investments Limited (which exercise control with respect to Asia Infrastructure Investment Limited’s interest in SB Asia Pacific Investments Limited), the sole shareholder of SB Asia Investments Limited, the sole general partner of SB Asia Pacific Partners, LP, and the sole general partner of SAIF, SB First Singapore Pte. Ltd. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,098,038 shares of Common Stock.

(4)	Represents 11,023,694 shares of Common Stock held by Venture Tech and 15,098,038 shares of Common Stock held by SAIF. Venture Tech is a party to (i) the 2004 Purchase Agreement and (ii) the 2006 Purchase Agreement. The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the Board of Directors of the Company. By virtue of the Purchase Agreements, Venture Tech may be deemed a group with SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the 15,098,038 shares of Common Stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.

(5)	Represents 900,000 shares of Common Stock underlying options, which are currently exercisable.

(6)	Represents 11,023,694 shares of Common Stock held by Venture Tech, 27,668 shares of which are held in an account for Mr. Reddy’s wife. Due to Mr. Reddy’s position as a shareholder and sole director of Venture Tech, Mr. Reddy may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by Venture Tech, including the shares held in a separate account for Mr. Reddy’s wife.

(7)	Previously the Company had reported that Mr. Raju may be deemed an indirect beneficial owner of the shares of Common Stock held by Venture Tech because Mr. Raju’s minor child was a shareholder of Venture Tech. However, as of the date of this Information Statement, such child is no longer a minor and does not live with Mr. Raju. Therefore, Mr. Raju is no longer deemed a beneficial owner of such shares.

(8)	Represents 187,500 shares of Common Stock underlying options. Excludes 12,500 shares of Common Stock underlying options that are not exercisable within sixty days of June 8, 2010.

(9)	Represents 75,000 shares of Common Stock underlying options. Excludes 25,000 shares of Common Stock underlying options that are not exercisable within sixty days of June 8, 2010.

(10)	Represents 14,500 shares owned directly by Mr. Desai and 61,718 shares of Common Stock underlying options. Excludes 782 shares of Common Stock underlying options that are not exercisable within sixty days of June 8, 2010.

(11)	See footnotes (5)-(10) above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Effective August 1, 2005, Intelligroup Asia entered into an agreement to lease certain premises for certain of our India operations from ILABS Hyderabad Technology Center Pvt. Ltd. (“iLabs”), a party with which two (2) members of our Board of Directors, Srinivasa Raju and Sandeep Reddy are affiliated. The terms of the lease agreement provide for, among other things: (1) a minimum lease period of five (5) years with an option for two three-year renewal periods; (2) payment of a security deposit in the amount of 15,282,000 Indian rupees (approximately $352,000); (3) payment of monthly lease fees in the amount of 1,698,000 Indian rupees (approx. $40,000), subject to yearly five percent (5%) escalation; and (4) monthly operations and maintenance fees of 283,000 Indian rupees (approximately $7,000). Prior to entering into this lease, the disinterested members of our Board of Directors reviewed the proposed lease and determined that the terms and conditions were no less favorable to us than could be obtained from unrelated third parties.

Our Board of Directors has adopted a policy requiring that any transactions between us and our officers, directors, principal shareholders and their affiliates be on terms no less favorable to us than could be obtained from unrelated third parties. In addition, New Jersey law requires that any such transactions be approved by a majority of the disinterested members of our Board of Directors.

Any transactions involving related parties in the future will be reviewed and approved by a majority of the disinterested members of our Board of Directors.

Exhibit A

Intelligroup, Inc.

Corporate Governance Guidelines

The Board of Directors (the “Board”) of Intelligroup, Inc. (the “Company”) has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its shareholders. The Guidelines should be applied in a manner consistent with all applicable laws and the Company’s charter and bylaws, each as amended and in effect from time to time. The Guidelines provide a framework for the conduct of the Board’s business. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with its duties and responsibilities to the Company and its shareholders.

A.  Director Responsibilities

1. Oversee Management of the Company.  The principal responsibility of the directors is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its shareholders. This responsibility includes:

•	Reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives.

•	Evaluating the performance of the Company and its senior executives and taking appropriate action, including removal, when warranted.

•	Evaluating the Company’s compensation programs on a regular basis and determining the compensation of its senior executives.

•	Requiring, approving and implementing senior executive succession plans.

•	Evaluating whether corporate resources are used only for appropriate business purposes.

•	Establishing a corporate environment that promotes timely and effective disclosure (including robust and appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with all applicable laws and regulations.

•	Reviewing and approving material transactions and commitments not entered into in the ordinary course of business.

•	Reviewing related party transactions.

•	Developing a corporate governance structure that allows and encourages the Board to fulfill its responsibilities.

•	Providing advice and assistance to the Company’s senior executives.

•	Evaluating the overall effectiveness of the Board and its committees.

2. Exercise Business Judgment.  In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders.

3. Understand the Company and its Business.  Directors have an obligation to become and remain informed about the Company and its business, including the following:

•	The principal operational and financial objectives, strategies and plans of the Company.

•	The results of operations and financial condition of the Company and of significant subsidiaries and business segments.

•	The relative standing of the business segments within the Company and vis-à-vis competitors.

•	The factors that determine the Company’s success.

•	The risks and problems that affect the Company’s business and prospects.

4. Establish Effective Systems.  Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company, including the following:

•	Current business and financial performance, the degree of achievement of approved objectives and the need to address forward-planning issues.

•	Future business prospects and forecasts, including actions, facilities, personnel and financial resources required to achieve forecasted results.

•	Financial statements, with appropriate segment or divisional breakdowns.

•	Compliance programs to assure the Company’s compliance with law and corporate policies.

•	Material litigation and governmental and regulatory matters.

•	Monitoring and, where appropriate, responding to communications from shareholders.

Directors should also periodically review the integrity of the Company’s internal control and management information systems.

5. Board, Shareholder and Committee Meetings.  Directors are responsible for attending Board meetings, meetings of committees on which they serve and the annual meeting of shareholders, and devoting the time needed, and meeting as frequently as necessary, to discharge their responsibilities properly.

6. Reliance on Management and Advisors; Indemnification.  The directors are entitled to rely on the Company’s senior executives and its outside advisors, auditors and legal counsel, except to the extent that any such person’s integrity, honesty or competence is in doubt. The directors are also entitled to Company-provided indemnification, statutory exculpation and directors’ and officers’ liability insurance.

B.  Director Qualification Standards

1. Independence.  Except as may otherwise be permitted by NASDAQ rules, a majority of the members of the Board shall be independent directors. To be considered independent: (1) a director must be independent as determined under the applicable rules of the national exchange upon which the Company’s securities are listed and (2) in the Board’s judgment, the director must not have a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

2. Size of the Board.  The Board currently has 7 members. The Board believes this is an appropriate size given the Company’s present circumstances, but that a smaller or larger Board may be appropriate at any given time, depending on circumstances and changes in the Company’s business.

3. Other Directorships.  A director shall limit the number of other public company boards on which he or she serves so that he or she is able to devote adequate time to his or her duties to the Company, including preparing for and attending meetings. Directors should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. Service on boards and/or committees of other organizations shall comply with the Company’s conflict of interest policies.

4. Tenure.  The Board does not believe it should establish term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefit the entire membership of the Board as well as management. As an alternative to term limits, the Nominating and Corporate Governance Committee shall review each director’s continuation on the Board at least once every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace directors who are no longer interested or effective.

5. Retirement.  Any director who reaches the age of 70 while serving as a director will retire from the Board effective at the end of his or her then current term, unless the Board or its Nominating Committee specifically recommend that the director in question shall continue in service.

6. Lead Director.  In the event that the Chairman of the Board is not an independent director, the Nominating and Corporate Governance Committee may nominate an independent director to serve as “Lead Director,” who shall be approved by a majority of the independent directors.

The Lead Director, if one is appointed, shall:

•	Chair any meeting of the independent directors in executive session;

•	Meet with any director who is not adequately performing his or her duties as a member of the Board or any committee;

•	Facilitate communications between other members of the Board and the Chairman of the Board and/or the Chief Executive Officer; however, each director is free to communicate directly with the Chairman of the Board and with the Chief Executive Officer;

•	Work with the Chairman of the Board in the preparation of the agenda for each Board meeting and in determining the need for special meetings of the Board; and

•	Otherwise consult with the Chairman of the Board and/or the Chief Executive Officer on matters relating to corporate governance and Board performance.

Unless the Board determines otherwise, an individual will serve as Lead Director for no more than 2 consecutive years.

7. Separation of the Offices of Chairman and Chief Executive Officer.  The Board does not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from among the independent directors or should be an employee of the Company.

8. Selection of New Director Candidates.  Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the ability to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees shall be considered for recommendation by the Nominating and Corporate Governance Committee in accordance with these Guidelines, the policies and principles in its charter and the criteria set forth in Attachment A to these Guidelines. It is expected that the Nominating and Corporate Governance Committee will have direct input from the Chairman of the Board, the Chief Executive Officer and, if one is appointed, the Lead Director.

9. Extending the Invitation to a New Director Candidate to Join the Board.  The invitation to join the Board should be extended by the Chairman of the Board, on behalf of the Board, and the Chairman of the Nominating and Corporate Governance Committee, on behalf of such Committee. Unauthorized approaches to prospective directors can be premature, embarrassing and harmful.

10. Former Chief Executive Officer’s Board Membership.  The Board believes that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided in each individual instance by the Board, upon recommendation of the Nominating and Corporate Governance Committee. Accordingly, when the Chief Executive Officer ceases to serve in that position, he or she will be expected to resign from the Board if so requested by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

C.  Board Meetings

1. Selection of Agenda Items.  The Chairman of the Board shall approve the agenda for each Board meeting. Each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

2. Frequency and Length of Meetings.  The Chairman of the Board, in consultation with the members of the Board, shall determine the frequency and length of the Board meetings. Special meetings may be called from time to time as determined by the needs of the business.

3. Advance Distribution of Materials.  Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of an extremely confidential or time-sensitive nature and that the distribution of materials on these matters prior to meetings may not be appropriate or practicable. Presentations made at Board meetings should do more than summarize previously distributed Board meeting materials.

4. Executive Sessions.  The independent directors shall meet in executive session at least semi-annually to discuss, among other matters, the performance of the Chief Executive Officer. The non-management directors will meet in executive session at other times at the request of any non-management director. Absent unusual circumstances, these sessions shall be held in conjunction with regular Board meetings. The director who presides at these meetings shall be the Lead Director if there is one, and if not, shall be chosen by the non-management directors, and his or her name shall be disclosed in the annual meeting proxy statement. In the event the Company is a “Controlled Company” as defined under the applicable rules of the national exchange on which the Company’s securities are listed, the non-employee directors shall meet in executive session at least semi-annually to discuss among other matters, the performance of the Chief Executive Officer.

5. Attendance of Non-Directors at Board Meetings.  The Board encourages the senior executives of the Company to, from time to time, bring Company personnel into Board meetings who (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) appear to be persons with future potential who should be given exposure to the Board.

D.  Board Committees

1. Key Committees.  The Board shall have at all times an Audit Committee, a Compensation Committee and a Nominating, Corporate Governance and Qualified Legal Compliance Committee. Each such committee shall have a charter that has been approved by the Board. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2. Assignment and Rotation of Committee Members.  The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board. Except as otherwise permitted by the applicable rules of the national exchange on which the Company’s securities are listed, each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be an “independent director” as defined by such rules.

3. Committee Charters.  In accordance with the applicable rules of the national exchange on which the Company’s securities are listed, the charters of the Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Qualified Legal Compliance Committee shall set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The Board shall, from time to time as it deems appropriate, review and reassess the adequacy of each charter and make appropriate changes.

4. Selection of Agenda Items.  The chairman of each committee, in consultation with the committee members, shall develop the committee’s agenda or shall delegate such function to other directors or to management. At the beginning of the year each committee shall establish a schedule of subjects to be discussed during the year (to the extent practicable). The schedule for each committee meeting shall be furnished to all directors.

5. Frequency and Length of Committee Meetings.  The chairman of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called from time to time as determined by the needs of the business and the responsibilities of the committees.

E.  Director Access to Management and Independent Advisors

1. Access to Officers and Employees.  Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors shall use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and shall, to the extent appropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

2. Access to Independent Advisors.  The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. Such independent advisors may be the regular advisors to the Company. The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the compensation of such advisors as established by the Board or any such committee.

F.  Director Compensation

1. Role of Board and Compensation Committee.  The form and amount of director compensation shall be determined by the Compensation Committee in accordance with the policies and principles set forth below. The Compensation Committee shall conduct an annual review of the compensation of the Company’s directors. The Compensation Committee shall consider that questions as to directors’ independence may be raised if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated or if the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

2. Form of Compensation.  The Board believes that directors should be incentivized to focus on long-term shareholder value. Including equity as part of director compensation helps align the interest of directors with those of the Company’s shareholders.

3. Amount of Consideration.  The Company seeks to attract exceptional talent to its Board. Therefore, the Company’s policy is to compensate directors at least competitively relative to comparable companies. The Company’s management shall, from time to time, present a comparison report to the Board, comparing the Company’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen and members of the committees to receive additional compensation for their services in those positions.

4. Employee Directors.  Directors who are also employees of the Company shall receive no additional compensation for Board or committee service.

G.  Director Orientation and Continuing Education

1. Director Orientation.  The Board and the Company’s management shall conduct a mandatory orientation program for new directors. The orientation program shall include presentations by management to familiarize new directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its General Counsel and outside legal advisors. In addition, the orientation program shall include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company’s significant facilities. All other directors are also invited to attend the orientation program.

2. Continuing Education.  Each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company shall pay all reasonable expenses related to continuing director education.

H.  Management Evaluation and Succession

1. Selection of Chief Executive Officer.  The Board selects the Company’s Chief Executive Officer in the manner that it determines to be in the best interests of the Company’s shareholders.

2. Evaluation of Senior Executives.  The Compensation Committee shall be responsible for overseeing the evaluation of the Company’s senior executives. In conjunction with the Audit Committee, in the case of the evaluation of the senior financial executives, the Compensation Committee shall determine the nature and frequency of the evaluation and the persons subject to the evaluation, supervise the conduct of the evaluation and prepare assessments of the performance of the Company’s senior executives, to be discussed with the Board periodically. The Board shall review the assessments to ensure that the senior executives are providing the best leadership for the Company over both the long- and short-term.

3. Succession of Senior Executives.  The Nominating and Corporate Governance Committee shall be responsible for overseeing an annual evaluation of succession planning.

I.  Annual Performance Evaluation of the Board

The Nominating and Corporate Governance Committee shall oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board. The purpose of this process is to improve the effectiveness of the Board and its committees and not to target individual Board members.

J.  Board Interaction with Shareholders, Institutional Investors, the Press, Customers, Etc.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board (if an independent director), or the Lead Director (if one is appointed), or otherwise the Chairman of the Nominating and Corporate Governance Committee shall, subject to advice and assistance from the General Counsel, (1) be primarily responsible for monitoring communications from shareholders and other interested parties, and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

K.  Periodic Review of the Corporate Governance Guidelines

The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.

Intelligroup, Inc.

Attachment A to Corporate Governance Guidelines

CRITERIA FOR NOMINATION AS A DIRECTOR

General Criteria

1. Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.

2. Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company.

3. Nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees.

4. Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders.

5. Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all the Company’s shareholders and to fulfill the responsibilities of a director.

6. Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

Application of Criteria to Existing Directors

The re-nomination of existing directors should not be viewed as automatic, but should be based on continuing qualification under the criteria set forth above. In addition, the Nominating and Corporate Governance Committee shall consider the existing directors’ performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education.

Criteria for Composition of the Board

The backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.

Exhibit B

Audit Committee Charter

A.  Purpose

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

B.  Structure and Membership

1. Number.  The Audit Committee shall consist of at least three members of the Board of Directors.

2. Independence.  Except as otherwise permitted by the applicable rules of the national exchange upon which the Company’s securities are listed (“Exchange Rules”), in the event the Company’s securities are listed on a national securities exchange, each member of the Audit Committee shall be independent as defined by the applicable Exchange Rules, meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c)), and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

3. Financial Literacy.  Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Unless otherwise determined by the Board of Directors (in which case disclosure of such determination shall be made in the Company’s annual report filed with the SEC), at least one member of the Audit Committee shall be an “audit committee financial expert” (as defined by applicable SEC rules).

4. Chair.  Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. Compensation.  The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

6. Selection and Removal.  Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

C.  Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

Oversight of Independent Auditors

1. Selection.  The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. Independence.  The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

3. Compensation.  The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. Preapproval of Services.  The Audit Committee shall preapprove all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable SEC rules.

5. Oversight.  The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

•	critical accounting policies and practices;

•	alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

•	other material written communications between the independent auditor and Company management.

Audited Financial Statements

6. Review and Discussion.  The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380) requires discussion.

7. Recommendation to Board Regarding Financial Statements.  The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K.

8. Audit Committee Report.  The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

Review of Other Financial Disclosures

9. Independent Auditor Review of Interim Financial Statements.  The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the

Chief Financial Officer any matters identified in connection with the auditor’s review of interim financial information which are required to be discussed by applicable auditing standards. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor’s review of interim financial information.

Controls and Procedures

10. Oversight.  The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Exchange Act.

11. Procedures for Complaints.  The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

12. Related-Party Transactions.  The Audit Committee shall review all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee.

13. Additional Powers.  The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D.  Procedures and Administration

1. Meetings.  The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee may, in its discretion, periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

2. Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to preapprove audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

3. Reports to Board.  The Audit Committee shall report regularly to the Board of Directors.

4. Charter.  At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Independent Advisors.  The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

7. Funding.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Exhibit C

Compensation Committee Charter

A.	Purpose

The purpose of the Compensation Committee is to assist the Board of Directors in the discharge of its responsibilities relating to compensation of the Company’s executive officers.

B.	Structure and Membership

1. Number.  The Compensation Committee shall consist of at least two members of the Board of Directors.

2. Independence.  Except as otherwise permitted by the applicable rules of the national exchange upon which the Company’s securities are listed (“Exchange Rules”), each member of the Compensation Committee shall be an “independent director” as defined by the applicable Exchange Rules.

3. Chair.  Unless the Board of Directors elects a Chair of the Compensation Committee, the Compensation Committee shall elect a Chair by majority vote.

4. Compensation.  The compensation of Compensation Committee members shall be as determined by the Board of Directors.

5. Selection and Removal.  Members of the Compensation Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Compensation Committee from such committee, with or without cause.

C.	Authority and Responsibilities

General

The Compensation Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management, in accordance with its business judgment.

Compensation Matters

1. Executive Officer Compensation.  The Compensation Committee, or a majority of the independent directors of the Board of Directors, shall review and approve, or recommend for approval by the Board of Directors, the compensation of the Company’s Chief Executive Officer (the “CEO”) and the Company’s other executive officers, including salary, bonus and incentive compensation levels; deferred compensation; executive perquisites; equity compensation (including awards to induce employment); severance arrangements; change-in-control benefits and other forms of executive officer compensation. The Compensation Committee or the independent directors of the Board of Directors, as the case may be, shall meet without the presence of executive officers when approving or deliberating on CEO compensation but may, in its or their discretion, invite the CEO and/or the Secretary to be present during the approval of, or deliberations with respect to, other executive officer compensation.

2. Plan Recommendations and Approvals.  The Compensation Committee shall periodically review and make recommendations to the Board of Directors with respect to incentive-compensation plans and equity-based plans. In addition to any recommendation provided by the Compensation Committee to the full Board of Directors, the Compensation Committee, or a majority of the independent directors of the Board of Directors, shall approve any tax-qualified, non-discriminatory employee benefit plans (and any parallel nonqualified plans) for which stockholder approval is not sought and pursuant to which options or stock may be acquired by officers, directors, employees or consultants of the Company.

3. Incentive Plan Administration.  The Compensation Committee shall exercise all rights, authority and functions of the Board of Directors under all of the Company’s stock option, stock incentive, employee stock purchase and other equity-based plans, including without limitation, the authority to interpret the terms thereof, to grant options thereunder and to make stock awards thereunder; provided, however, that, except as otherwise expressly authorized to do so by a plan or resolution of the Board of Directors, the Compensation Committee shall not be authorized to amend any such plan. To the extent permitted by applicable law and the provisions of a given equity-based plan, and consistent with the requirements of applicable law and such equity-based plan, the Compensation Committee may delegate to one or more executive officers of the Company the power to grant options or other stock awards pursuant to such equity-based plan to employees of the Company or any subsidiary of the Company who are not directors or executive officers of the Company.

4. Director Compensation.  The Compensation Committee shall periodically review and make recommendations to the Board of Directors with respect to director compensation.

5. Management Succession.  The Compensation Committee shall, at the request of the Board of Directors, periodically review and make recommendations to the Board of Directors relating to management succession planning, including policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO.

6. Compensation Committee Report on Executive Compensation.  The Compensation Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 402(k) of Regulation S-K.

7. Compensation Committee Report on Repricing of Options/SARs.  If during the last fiscal year of the Company (while the Company was a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”)) any adjustment or amendment was made to the exercise price of any stock option or stock appreciation right previously awarded to a “named executive officer” (as such term is defined from time to time in Item 402(a)(3) of Regulation S-K), the Compensation Committee shall furnish the report required by Item 402(i) of Regulation S-K.

8. Additional Powers.  The Compensation Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D.	Procedures and Administration

1. Meetings.  The Compensation Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Compensation Committee may also act by unanimous written consent in lieu of a meeting. The Compensation Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees.  The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances (including (a) a subcommittee consisting of a single member and (b) a subcommittee consisting of at least two members, each of whom qualifies as a “non-employee director,” as such term is defined from time to time in Rule 16b-3 promulgated under the Exchange Act, and an “outside director,” as such term is defined from time to time in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder).

3. Reports to Board.  The Compensation Committee shall report regularly to the Board of Directors.

4. Charter.  The Compensation Committee shall periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Consulting Arrangements.  The Compensation Committee shall have the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation and shall have authority to approve the consultant’s fees and other retention terms. The Compensation Committee shall also have authority to commission compensation surveys or studies as the need arises. The Compensation Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such consultants as established by the Compensation Committee.

6. Independent Advisors.  The Compensation Committee shall have the authority, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Compensation Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Compensation Committee.

7. Investigations.  The Compensation Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Compensation Committee or any advisors engaged by the Compensation Committee.

Exhibit D

Nominating, Corporate Governance and Qualified Legal Compliance Committee
Charter

Purpose

The purpose of the Nominating, Corporate Governance and Qualified Legal Compliance Committee (“Committee”) is to:

•	recommend to the Board the persons to be nominated for election as directors at any meeting of shareholders;

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company;

•	oversee the evaluation of the Board; and

•	to receive, review, investigate and respond to reports from attorneys (both in-house and law firm counsel) reporting evidence of a material violation in accordance with the rules and regulations promulgated under Section 307 of the Sarbanes-Oxley Act of 2002 and adopted as Part 205 of the Securities and Exchange Commission’s rules and regulations (the “Rules”).

B.  Structure and Membership

1. Number.  The Committee shall consist of at least three members of the Company’s board of directors who are not employed, directly or indirectly, by the Company. One member of the Committee shall also serve on the Company’s Audit Committee.

2. Independence.  Except as otherwise permitted by the applicable rules of the national exchange upon which the Company’s securities are listed (“Exchange Rules”), each member of the Committee shall be an “independent director” as defined by such rules.

3. Chair.  Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

4. Compensation.  The compensation of Committee members shall be as determined by the Board of Directors. No member of the Committee may receive any consulting, advisory or other compensatory fee from the Company other than fees paid in his or her capacity as a member of the board of directors or a committee of the board of directors.

5. Selection and Removal.  Members of the Committee shall be appointed by the Board. The Board may remove members of the Committee from such Committee, with or without cause.

C.  Authority and Responsibilities

The Committee shall have the following authority and responsibilities.

General

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management, in accordance with its business judgment.

Board and Committee Membership

1. Selection of Director Nominees.  Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Committee shall be responsible for recommending to the Board the nominees for election as directors at any meeting of shareholders and the persons to be elected by the Board to fill any vacancies on the Board. In making such recommendations, the

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Committee shall consider candidates proposed by shareholders. The Committee shall review and evaluate information available to it regarding candidates proposed by shareholders and shall apply the same criteria, and shall follow substantially the same process in considering them, as it does in considering other candidates.

2. Criteria for Selecting Directors.  The Board’s criteria for selecting directors are as set forth in the Company’s Corporate Governance Guidelines. The Committee shall use such criteria and the principles set forth in such Guidelines to guide its director selection process. The Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole. The Committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by shareholders.

3. Search Firms.  The Committee shall have the authority to retain and terminate any search firm to be used to identify director nominees, including authority to approve the search firm’s fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

4. Selection of Committee Members.  The Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board.

Corporate Governance

5. Corporate Governance Guidelines.  The Committee shall develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

Evaluation of the Board; Succession Planning

6. Evaluation of the Board.  The Committee shall be responsible for overseeing an annual self-evaluation of the Board and its committees to determine whether it and its committees are functioning effectively. The Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board.

7. Succession of Senior Executives.  The Committee shall oversee an annual review by the Board on succession planning, which shall include transitional leadership in the event of an unplanned vacancy.

Legal Compliance

8. Inform the Company’s chief legal officer and chief executive officer (or the equivalents thereof) of any report of “evidence of a material violation” as defined by federal securities laws.

9. Determine whether an investigation is necessary regarding any report of evidence of a material violation by the Company, its officers, directors, employees or agents and, if it determines an investigation is necessary or appropriate, to:

(A) Notify the audit committee or the full board of directors of the Company;

(B) Initiate an investigation, which may be conducted either by the chief legal officer (or the equivalent thereof) or by outside attorneys; and

(C) Retain such additional expert personnel as the Committee deems necessary.

10.At the conclusion of any such investigation, to:

(A) Recommend, by majority vote, that the Company implement an appropriate response to evidence of a material violation; and

(B) Inform the chief legal officer and the chief executive officer (or the equivalents thereof) and the board of directors of the results of any such investigation under this section and the appropriate remedial measures to be adopted.

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11.Take all other appropriate action, including notifying the Securities and Exchange Commission in the event that the Company fails in any material respect to implement an appropriate response that the Committee has recommended the Company to take.

D.  Procedures and Administration

1. Meetings.  The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee may act by majority vote of its members at any duly called meeting. The Committee may also act by unanimous written consent. The Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees.  The Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.

3. Reports to the Board.  The Committee shall report regularly to the Board.

4. Additional Powers.  The Committee shall have such other duties as may be delegated from time to time by the board of directors.

5. Charter.  At least annually, the Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the board of directors for approval.

6. Independent Advisors.  The Committee shall have the authority, without any further action by the board of directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

7. Investigations.  The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

8. Procedures.  The Committee shall establish written procedures for the confidential receipt, retention and consideration of reports regarding potential material violations.

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